Exhibit 99.1

FOUR SEASONS HOTELS INC.

FORM 51-102F1
MANAGEMENT’S DISCUSSION AND ANALYSIS

March 15, 2004

Table of Contents

Overview and Objectives	1
Operational and Financial Review and Analysis	4
Overview	4
Management Operations	4
Ownership Operations	6
Results of Operations	6
Management Operations	6
Ownership Operations	10
Other Expense, Net	11
Net Interest Income	13
Income Tax Expense	14
Stock Option Expense	14
Net Earnings and Earnings per Share	14
Two-Year Summary by Quarter	15
Balance Sheet Review and Analysis	16
Corporate Strategy Relating to Investments	16
Long-Term Receivables	16
Investments in Hotel Partnerships and Corporations	16
Consolidated Hotel Ownership Interests	16
Other Hotel, Resort and Residence Club Ownership Interests	16
Investment in Management Contracts	17
Fixed Assets	18
Liquidity and Capital Resources	19
Contractual Obligations	19
Convertible Notes	20
Pension Commitments	20
Lease Commitments – Consolidated Hotels	21
Cash from Operations	21
Financing Activities	21
Investing Activities	22
Long-Term Receivables	22
Investments in Hotel Partnerships and Corporations	22
Investment in Management Contracts	22
Fixed Assets	22
Outstanding Share Data	23
Financial Instruments	24
Foreign Exchange Forward Contracts	24
Other Financial Instruments	24
Fair Value of Financial Instruments	24
Off-Balance Sheet Arrangements	26
Guarantees and Commitments	26
Indemnities	26
Disposition Indemnification Arrangements	26
Director and Officer Indemnification Arrangements	26
Other Indemnification Arrangements	26
Looking Ahead	28
Four Seasons Portfolio	30
Description of Hotels, Resorts and Residence Clubs	30
Properties under Construction or Development	33
Three–Year Review	35

(i)

Operating Risks	37
Geopolitical, Economic and Lodging Industry Conditions	37
Competition	37
Dependence on Management Agreements	38
Dependence on Property Owners	39
Risk Associated with Expansion, Growth and New Construction	39
Investments in and Advances to Managed and Owned Properties	39
Debt Rating Risks	40
Government Regulation	40
Political Risk	41
Insurance	41
Legal Proceedings	41
Currency Exposure	42
Seasonality	42
Intellectual Property	42
Risks Associated with Residence Club Business	43
Dependence on Key Employees	43
Critical Accounting Policies	44
Impact on 2003 of Recently Issued Canadian Accounting Standards	45
Recent Canadian Accounting Standards Issued but Not Yet Adopted	46
Impairment of Long-Lived Assets	46
Hedging Relationships	46
Consolidation of Variable Interest Entities	46
Temporary Controlled Subsidiaries	46
Accounting for Asset Retirement Obligations	47
Revenue Recognition	47
Canadian Generally Accepted Accounting Principles	47
Additional Information	47

Forward Looking Statements

     This document contains “forward-looking statements” within the meaning of federal securities laws, including RevPAR, profit margin and earning trends; statements concerning the number of lodging properties expected to be added in this and future years; expected investment spending; and similar statements concerning anticipated future events results, circumstances, performance or expectations that are not historical facts. These statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including those described in this document. Those risks and uncertainties include the rate and extent of the current economic recovery and the rate and extent of the lodging industry’s recovery from the terrorist attacks of September 11, 2001, Severe Acute Respiratory Syndrome (SARS), the civil unrest in Iraq and elsewhere, supply and demand changes for hotel rooms and residential properties, competitive conditions in the lodging industry, relationships with clients and property owners, and the availability of capital to finance growth. Many of these risks and uncertainties can affect our actual results and could cause our actual results to differ materially from those expressed or implied in any forward-looking statement made by us or on our behalf. These statements are made as of the date of this document and, except as required by applicable law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

All amounts referred to in this document are in Canadian dollars unless otherwise noted. Our financial statements are prepared in accordance with
Canadian generally accepted accounting principles.

(ii)

Overview and Objectives

     Four Seasons’ principal business is the management of luxury hotels, resorts, Residence Clubs and other serviced and branded residential projects whose target customers are primarily business travelers, corporate and incentive groups and discerning leisure travelers. Our urban hotels generally are centrally located in the commercial and financial districts of the world’s leading cities in North America, South America, Asia, Europe and the Middle East. Our luxury resorts, Residence Clubs and other serviced and branded residential projects are located in world-class leisure destinations and provide extensive recreational and meeting facilities to attract upscale leisure travelers and groups.

     Since 2001, the travel industry worldwide has been operating in a challenging environment. Further tumultuous events for the travel industry occurred in the first half of 2003:   war in Iraq, acts of terrorism and SARS. The impact of these factors, in addition to a weak global economic environment, had a significant negative impact on travel demand throughout the world. In particular, the impact of SARS on the properties we manage in Asia and Canada was more dramatic than any other single event we have experienced in those regions.

     Fortunately, as the year progressed, SARS was contained and, as the economy in the United States began to recover, travel demand began to improve. Improvement in the US travel trend started late in the second quarter of 2003, with both leisure and business travel trends improving. By the fourth quarter, all of the regions in which we manage properties posted RevPAR1 gains, combining both higher occupancy of rooms and achieved room rates (although, as in prior cycles, the recovery in ancillary, non-room related revenues is lagging behind the recovery in room revenues).

     Overall, year-over-year RevPAR improved modestly, reflecting occupancy declines in the first part of the year due to the events described above, offset by achieved rate improvements and occupancy improvement in the second half of the year. We believe our continued focus on our customers and our service standards once again set us apart, as demonstrated by our ability to achieve higher room rates in 2003, while the lodging industry experienced its third year of declining room rates.2

     While revenues at our properties started to improve during the latter part of 2003, industry-wide cost pressures (including increased costs for labour, workers’ compensation, health benefits, energy and insurance) continued throughout the year, particularly affecting our US properties. Although we sought to control and manage the cost increases, our gross operating margins 3 declined on a year-over-year basis because of these cost increases and the lower occupancy level realized in the first half of the year. Maintaining our industry-wide leadership position in both RevPAR and gross operating margin performance remains an important business objective. Despite the unique industry challenges of the past three years, we have continued to achieve leadership in both areas as a result of our customer-focused service model.

     In addition, the unprecedented volatility in several of the world’s major foreign currencies, including the US and Canadian dollar (the US dollar depreciated 18.2% in 2003 relative to the Canadian dollar), pound sterling, Euro and Australian dollar, had a significant impact on our results. As a global

[1]	RevPAR is defined as average room revenue per available room. RevPAR is a commonly used indicator of market performance for hotels and resorts and represents the combination of the average daily room rate and the average occupancy rate achieved during the period. RevPAR does not include food and beverage or other ancillary revenues generated by a hotel or resort. RevPAR is the most commonly used measure in the lodging industry to measure the period-over-period performance of comparable properties.

[2]	As reported by Smith Travel Research.

[3]	Gross operating margin represents gross operating profit as a percentage of gross operating revenue.

company, we operate in 29 countries around the world. While many of our financial commitments are in other currencies (predominantly US dollars), we report our earnings in Canadian dollars. We can and do take steps to mitigate modest fluctuations in foreign currencies. However, in this environment, the high cost associated with purchasing currency protection for our net monetary asset exposures (in the form of a forward contract or other instrument) was economically impractical. As a result, in 2003 our reported management fee revenues were reduced due to currency fluctuations. We reported large unrealized foreign exchange losses on the translation of certain of our balance sheet items.

     We were satisfied with the continued resiliency in our management operations in 2003, with management earnings before other operating items decreasing only 3% to $79.5 million in 2003 despite the significant world events experienced in the year. However, hotel ownership losses (primarily from our leasehold positions in Vancouver, New York and Berlin) continued to significantly impact our results in 2003, contributing to overall losses before other operating items of $30.1 million. Travel demand to the Vancouver market was disrupted because of SARS. The New York market has not fully recovered from the events of September 11, 2001 and is now absorbing the supply of a number of new luxury hotels. Travel demand to Berlin was reduced because of the war in Iraq, a weak domestic economy and new supply of luxury rooms over the past few years. One of our priorities is to attempt to negotiate with the landlords of these three properties to change or restructure our investments in these hotels and to continue to take appropriate steps to improve the operating performance of these assets.

     In 2003, we focused a significant portion of our efforts on the re-opening of two properties that had been closed due to flood damage, the re-naming of two Regent properties in Asia to the Four Seasons brand and the opening of four new additions to the Four Seasons portfolio. We also continued to focus on the customer service experience that we believe has allowed us to maintain or improve our achieved room rates. We believe that this focus on service and maintaining vigilance over room rates positions us well for increasing RevPAR in an improving economic environment, which we began to experience in the second half of 2003.

     We also focused our attention in 2003 on the management of our working capital position, new investments and re-positioning certain of our minority investments and loan positions. These actions allowed us to achieve a 58% improvement from 2002 in cash flow from operations to $66 million in 2003. This amount was more than sufficient to fund new and enhanced management agreements and the losses from our hotel ownership operations. Our cash and cash equivalents increased to $171 million at year-end. As a result, we continued to realize our objective of maintaining a strong liquidity position and an investment-grade balance sheet.

     Our key financial and growth objectives are:

•	Maintain and enhance our RevPAR growth and the operating profits of the hotels and resorts that we manage.

•	Achieve growth of the Four Seasons portfolio through the addition of new hotels and resorts under management, additional Residence Clubs and selected luxury branded residential projects.

•	Achieve an average return on capital employed of at least 10% over our long-term cost of capital.

•	Achieve, on average, compounded earnings per share growth of 20% per annum over the long term.

•	Achieve at least 90% of our earnings from our management business.

•	Maintain a strong balance sheet and a low cost of capital.

•	Deploy the majority of our annual operating cash flow to obtain and enhance management opportunities that expand the Four Seasons brand.

•	Identify and pursue opportunities that allow us to maintain high profit margins in our management operations.

•	Focus on ongoing improvements in operating profit margins at both the property and corporate level.

•	Maintain tax efficiency.

•	Divest equity investments or advances when appropriate opportunities arise, to allow previously committed capital to be made available for investments related to new or enhanced management or royalty opportunities.

•	Maintain a prudent risk profile on the investment of cash and cash equivalents.

•	From time to time, make normal course purchases of our Limited Voting Shares as appropriate opportunities arise.

     In achieving our financial and growth objectives we seek to balance any associated risk, including continuing to obtain and enhance long-term management agreements, limiting investments we may make, obtaining premium returns in certain circumstances, and obtaining appropriate levels of insurance. See “Operating Risks” for a description of the risks inherent in our business.

Operational and Financial Review and Analysis

Overview

     We have two operating segments: management operations and ownership operations. Revenues from management operations and ownership operations as a percentage of consolidated revenues and EBITDA4 are summarized below.

	2003	2002
As a percentage of consolidated revenues:
Revenues from management operations	55.8%	52.0%
Revenues from ownership operations	45.9	49.6
Distributions from hotel investments	0.1	0.5
Fees paid by ownership operations to management operations	(1.8)	(2.1)

	100.0%	100.0%

As a percentage of consolidated EBITDA:
Management operations	160.8%	131.4%
Ownership operations	(60.8)	(31.4)

	100.0%	100.0%

     Management Operations

     We are principally a management company, and the majority of our earnings come from our management services business. Under our management agreements, we generally supervise all aspects of the day-to-day operations of the hotels and resorts that we manage on behalf of the owners, including sales and marketing, advertising, reservations, accounting, purchasing, budgeting and the hiring, training and supervising of staff. In addition, we generally provide strategic management services, including developing and implementing sales, marketing and advertising strategies, operating a central reservations system, recommending information technology systems and developing certain database applications, assisting with sourcing the financing and development of new hotels and resorts, providing advice with respect to the design and construction of new or renovated hotels and resorts, assisting with the refurbishment of hotels and resorts, and providing a centralized purchasing system for goods. For providing these management services, we generally receive a variety of fees, including a base fee, an incentive fee, a sales and marketing charge, an advertising charge, a reservation charge, and purchasing and pre-opening fees. The base fee is calculated as a percentage of the gross revenues of each hotel and resort that we manage, and the incentive fee (which we are entitled to receive at the majority of the properties we manage) is calculated based on the operating performance of the hotel or resort.

     General and administrative expenses for management operations are incurred by us to provide these management services, together with those items normally associated with corporate overhead, such as operations, finance, information technology, accounting, legal, development and other costs of

[4]	EBITDA is equal to net earnings plus (i) income tax expense plus (ii) interest expense less (iii) interest income plus (iv) other expense less (v) other income plus (vi) depreciation and amortization. EBITDA is the same as earnings before other operating items. EBITDA is not intended to represent cash flow from operations, as defined by Canadian generally accepted accounting principles (“GAAP”), and EBITDA should not be considered as an alternative to net earnings, cash flow from operations or any other measure of performance prescribed by GAAP. Our EBITDA may also not be comparable to EBITDA used by other companies, which may be calculated differently. EBITDA is included because we believe it can be useful in measuring our ability to service debt, fund capital expenditures and expand our business.

maintaining the corporate offices. The sales, marketing, advertising and central reservation expenses, which are generally funded by sales and marketing, advertising and reservation charges, are incurred on a cost-recovery basis to us and are a function of the number of hotels and resorts we manage. Excluding the sales and marketing, advertising and reservations expenses, our other general and administrative expenses are generally relatively stable year-over-year. As a result, in an improved economic environment, we should derive increases in our management operating margin5 from increases in management fees generated from existing agreements and the addition of new management contracts. For a three-year review of management operating margin and other data, see “Three-Year Review”.

     As a result of adopting Canadian Institute of Chartered Accountants (“CICA”) Section 1100, “Generally Accepted Accounting Principles”, which was issued in 2003 and will be effective for 2004, we will include the reimbursement of all out-of-pocket expenses in revenue and we will include those expenses in general and administrative expenses instead of recording reimbursables as a “net” amount. This accounting treatment of reimbursables will not have any impact on net earnings. In 2003, we would have included $35.0 million of additional reimbursable expenses in revenues and general and administrative expenses if the accounting standard had been effective for that year.

     The following table illustrates the impact of adopting the new accounting standard on a pro forma basis in 2003 and 2002 as if the new standard was applicable during those years.

	2003	2002
Revenues:
Fee revenues	$120.5	$118.8
Cost reimbursements previously included in fee revenues	29.3	29.1
Additional cost reimbursements	35.0	36.2

Total revenues	184.8	184.1

Operating costs and expenses:
General and administrative expenses	41.0	36.8
Reimbursed costs	64.3	65.3

Total expenses	105.3	102.1

Total earnings from Management Operations before other operating items	$79.5	$82.0

Management operating margin, excluding reimbursed costs	66%	69%

     We also manage the Residence Clubs and other Four Seasons branded and serviced residential projects pursuant to management agreements under which we oversee the management of the day-to-day operations of the completed projects in return for ongoing management fees from the owners of these projects. In addition, we oversee the sales and marketing of the Residence Club interests and are responsible for the branding of the Residence Clubs and the other Four Seasons branded residential projects. For these services, we receive fees based generally on a percentage of the gross selling price of the interests.

[5]	Management operating margin is equal to management earnings before other operating items divided by management revenues.

     Ownership Operations

     Our ownership earnings include the consolidated results of our 100% leasehold interests in The Pierre in New York, Four Seasons Hotel Vancouver, and Four Seasons Hotel Berlin. In addition, we include in ownership operations profit distributions from our other ownership interests, which are discussed under “Balance Sheet Review and Analysis — Investments in Hotel Partnerships and Corporations — Other Hotel, Resort and Residence Club Ownership Interests”, and corporate overhead expenses related, in part, to hotel ownership.

     Our investment strategy is to not hold any additional majority investments, other than on a temporary basis while we seek to sell that majority interest. However, The Pierre in New York, Four Seasons Hotel Vancouver and Four Seasons Hotel Berlin are long-term leasehold interests that were established at an earlier stage in our development. We are in discussions with the landlords of these properties to determine what, if any, alternatives may be available to change or restructure our investments in these hotels. There can be no assurance that acceptable alternative arrangements will be agreed upon, or as to the terms of any alternative arrangements, with respect to any of these hotels.

     We have leased and managed The Pierre in New York since 1981. The lease on The Pierre expires in 2012 and is renewable for an additional 10 years. We have leased and managed Four Seasons Hotel Vancouver since 1976. The lease on Four Seasons Hotel Vancouver expires in 2020 and is renewable for an additional 15 years. We entered into the lease arrangement in 1990 for Four Seasons Hotel Berlin, which opened in 1996.

     The Berlin lease was renegotiated in 1999, and includes a cap on our guaranteed obligation to fund shortfalls in stipulated minimum lease payments. This cap was reached in August 2003. Since that time, the lease payments made have been limited to the cash flow generated by this hotel. Because the stipulated minimum lease payments were not fully paid in the latter half of 2003, beginning in the first quarter of 2004 the landlord has the right to terminate the lease. We have been in discussions with the landlord since late 2003 in an effort to change or restructure our interest. We cannot determine at this point what the final outcome of the negotiations will be. We fully provided for the net book value of the hotel’s fixed assets during the fourth quarter of 2003 ($3.2 million). Fee revenue earned from the hotel has been less than $400,000 per year since commencement of the lease, and the loss from operations was $3.8 million in 2003 ($3.9 million in 2002), including rent expense of $4.9 million in 2003 ($6.8 million in 2002).

Results of Operations

     Management Operations

     Revenues

     Our fees, including our base fees, are largely dependent on total revenues of all managed hotels and resorts, which consist of rooms, food and beverage, and other revenues. Our base fees are usually calculated as a percentage of total revenue for each property under management. RevPAR, which relates to room revenues and does not represent total revenue of a property, provides a strong indication of changes in revenues from properties under management. Our incentive fees are typically tied to the profitability of each property that we manage. Gross operating profit changes provide an indication in the change of each property’s profitability.

     Overall gross operating margins at the hotels and resorts we manage continued to be constrained in 2003 as increased costs related to labour, workers’ compensation, health benefits, energy and insurance have not been completely offset by RevPAR improvements. We expect that further significant cost increases, particularly relating to energy, insurance and workers’ compensation, will continue to put pressure on gross operating profit performance in 2004. For gross operating margins to remain at the same level in 2004 as those realized in 2003, we estimate that RevPAR will need to increase by 4% to 5% in 2004. This level of RevPAR growth is within the range of lodging industry experts’ forecasts for 2004 of 3% to 6% improvement.

     The 11.9% increase in RevPAR, on a US dollar basis, for the quarter ended December 31, 2003, as compared to the same period in 2002, for our worldwide Core Hotels6 reflects improvements in each of the regions in which we manage hotels and resorts. This is the first quarter since the middle of 2000 that all regions have experienced improved operating trends in the same quarter, on a US dollar basis. We believe this reflects the beginning of a broader recovery in travel demand.

     For the full year 2003, RevPAR of our worldwide Core Hotels, on a US dollar basis, increased 2.0%, as compared to 2002. Consistent with industry practices, we track RevPAR on a US dollar basis. Gross operating revenue of our worldwide Core Hotels, on a US dollar basis, increased 2.2% for the full year 2003 compared to 2002. Gross operating margin of our worldwide Core Hotels decreased on a full year basis from 29.3% in 2002 to 26.6% in 2003 but increased modestly from 27.8% in the fourth quarter of 2002 to 28.4% in the same period in 2003.

     We operate in four geographic sectors: the United States, Other Americas/Caribbean, Europe/Middle East and Asia/Pacific. With respect to our Core Hotels, the United States represents the most significant geographic area to us, with 62% of revenues under management for the full year 2003, followed by Europe/Middle East (15%), Asia/Pacific (13%) and Other Americas/Caribbean (10%). The following table highlights our results of operations for our Core Hotels in each of these regions.

	2003 increase over (decrease from) 2002 (in US$)
		Gross Operating Revenue	Gross Operating Profit
	RevPAR	(GOR)	(GOP)
Market	Percentage Change	Percentage Change	Percentage Change
United States — Fourth Quarter	6.3%	4.7%	2.1%

United States — Full Year	2.9%	1.8%	(7.3%)

The modest improvements in RevPAR on a full year basis in 2003, as compared to 2002, reflects strong improvement in RevPAR in the last half of the year, offset by weaker results in the first half of the year. Exceptions to this improvement in RevPAR were hotels under management in Houston, Boston, Chicago, Washington and, to a lesser extent, New York, which did not have the same occupancy improvements as the other markets, in part because of increased supply in, and reduced convention traffic to, these cities. By the end of 2003, most markets in the United States were experiencing improvements in leisure and business travel demand. With the exception of the properties under management in Chicago, Philadelphia, Atlanta and Aviara, the US Core Hotels had RevPAR improvements in the quarter ended December 31, 2003, as compared to the same period in 2002. However, the properties in Chicago, Philadelphia, Atlanta and Aviara continued to

[6]	The term “Core Hotels” means hotels and resorts under management for the full year of both 2003 and 2002. Changes from the 2002/2001 Core Hotels are the additions of Four Seasons Hotel San Francisco, Four Seasons Hotel Dublin, Four Seasons Hotel Buenos Aires and Four Seasons Resort Carmelo, and the deletion of Four Seasons Olympic Hotel Seattle.

\

take more than their fair revenue market share1 of business during the fourth quarter.

The increase in GOR for the fourth quarter and full year 2003 at the US Core Hotels was attributable to modest increases in achieved room rate and occupancy. The two resorts in Hawaii and the hotels in San Francisco and Las Vegas experienced strong GOR improvements, as improved leisure travel demand to those markets allowed both higher occupancies and achieved room rates.

Gross operating margins at the US Core Hotels were essentially flat in the fourth quarter of 2003, as compared to the same period in 2002, as a result of increased labour, workers’ compensation, health benefits, energy and insurance costs. On a full-year basis, the impact of these increased costs on gross operating margins was more significant, due to the weaker revenue growth at the hotels in the first half of 2003.

Other Americas/ Caribbean — Fourth Quarter	20.3%	21.3%	41.8%

Other Americas/ Caribbean — Full Year	0.2%	2.7%	(3.6%)

RevPAR for the full year 2003, as compared to 2002, on both a US dollar basis and local currency basis, was essentially unchanged as the weaker results in the first six months of 2003, resulting primarily from the impact of SARS on travel demand for Toronto and Vancouver, were offset by the stronger RevPAR results in the second half of the year. With the exception of Four Seasons Hotel Toronto, which is in a market that is still recovering from the impact of SARS, all of the Core Hotels under management in this region experienced occupancy gains during the fourth quarter of 2003, over the fourth quarter of 2002. Although Vancouver is also recovering from the impact of SARS, the fourth quarter is historically a slower travel period for that market, and therefore the lingering effects of SARS did not have the same impact as in Toronto, which historically has strong demand in the fourth quarter relative to the rest of the year. On a local currency basis, achieved room rates in the region increased 2.8% for the fourth quarter of 2003, as compared to the fourth quarter of 2002. GOP increased significantly during the fourth quarter at all properties with the exception of Four Seasons Hotel Vancouver and Four Seasons Hotel Toronto. On a full year basis, the decrease in GOP was due to lower occupancy levels at Four Seasons Hotel Vancouver and Four Seasons Hotel Toronto and an overall increase in operating costs.

Europe/ Middle East — Fourth Quarter	19.8%	18.6%	21.4%

Europe/ Middle East — Full Year	7.5%	10.6%	0.1%

On both a US dollar basis and a local currency basis, the Europe/Middle East Core Hotels’ RevPAR change in 2003, compared to the full year 2002, reflects the increases realized in the last six months of 2003, offset by the weakness in travel demand experienced in the first six months of the year, particularly in Cairo and Istanbul where travel was affected primarily by the war in Iraq. With the exception of hotels under management in Paris and Istanbul, the Core Hotels under management in Europe/Middle East had occupancy improvements in the fourth quarter of 2003, as compared to the fourth quarter of 2002. Travel demand in Istanbul was negatively affected by the terrorist attacks in that market in early November. Four Seasons Hotel George V Paris experienced solid results with occupancy higher than the average for the region, but realized an occupancy decline for the fourth quarter on a year-over-year basis. This hotel experienced an exceptional fourth quarter in 2002, as occupancy levels in October 2002 were almost 90%.

Although achieved average room rates for Europe/Middle East Core Hotels in the fourth quarter of 2003 increased 10.6% on a US dollar basis, as compared to the same period in 2002, on a local currency basis, achieved average room rates were essentially unchanged. Rate improvements achieved in certain hotels under management, including London, Lisbon and Dublin, were offset by modest rate declines in hotels under management in Paris and Istanbul. On a local currency basis, RevPAR for the Europe/Middle East Core Hotels increased 7.3% during the fourth quarter of 2003, as compared to the same period in 2002.

Gross operating margins in the region were essentially flat in the quarter, as compared to the same period in 2002, as a result of increased energy and labour costs. Gross operating margins declined for the full year, as compared to 2002, as the impact of these cost increases was magnified by weaker revenues in the first half of 2003.

Asia/Pacific — Fourth Quarter	23.9%	18.9%	26.9%

Asia/Pacific — Full Year	(9.2%)	(4.9%)	(17.5%)

The full year results reflect significant declines in RevPAR due principally to the devastating impact of SARS. In addition, occupancy at our two resorts in Bali continued to suffer from the lingering impact of terrorist attacks on that island in October 2002. The decrease in GOR and GOP for the year was attributable to decreases in both occupancy and RevPAR due to the effects of SARS. The fourth quarter of 2003 experienced a strong rebound in travel demand for the Asia/Pacific region which was reflected in higher occupancies and achieved room rates and a local currency RevPAR improvement of 12%.

1	Fair revenue market share as determined by Smith Travel Research, which is based on the RevPAR Index comparing Four Seasons to a competitive set of peer hotels determined by us.

     Total revenues of all managed hotels and resorts were approximately $2.6 billion for the full year 2003 ($2.8 billion in 2002). Hotel and resort revenues decreased in 2003 compared to 2002 as a result of the war in Iraq, terrorism, SARS and the negative impact of foreign currency fluctuations, which offset an increase in revenues from recently opened hotels and resorts. Total revenues of all managed hotels consist of rooms, food and beverage, telephone and other revenues of all the hotels and resorts that we manage. RevPAR is a commonly used indicator of market performance for hotels and resorts of room revenue.

     Total fee revenues increased $1.9 million or 1.3% to $149.8 million for the full year 2003, as compared to $147.9 million in 2002 and 3.2% to $40.6 million for the quarter ended December 31, 2003, as compared to $39.3 million for the same period in 2002. The increase was attributable to an improvement in fees of $3.8 million for the full year 2003 from recently opened hotels and resorts, including Four Seasons Hotel Amman, Four Seasons Hotel Riyadh and Four Seasons Hotel Shanghai, and

new management agreements. This increase in fee revenues was offset by a decline of approximately $0.6 million for the full year 2003 relating to the currency effects of the US dollar, Euro and pound sterling-denominated fees, and reduced fees from our Residence Club and residential business.

     Incentive fees are calculated based on the profits of the hotel or resort under management as determined in accordance with the relevant management agreement. Incentive fees decreased $4.2 million to $20.9 million for the full year 2003, as compared to $25.1 million for the full year 2002. Incentive fees contributed 14.0% of the total fee revenues for the full year 2003, as compared to 16.9% for the full year 2002. Incentive fees declined primarily due to the lower levels of profitability at certain properties under management, resulting from significantly higher costs related largely to labour, workers’ compensation, health benefits, energy and insurance.

     Incentive fees were earned from 33 of our 60 hotels and resorts under management for the full year 2003, as compared to 33 of our 57 hotels and resorts under management in 2002.

     General and Administrative Expenses

     General and administrative expenses increased 6.6% to $70.2 million for the year ended December 31, 2003, as compared to the year ended December 31, 2002. A large portion of this increase in general and administrative expenses for the full year 2003 was attributable to items primarily relating to relocation and severance expenses at certain regional offices ($1.8 million) and increased costs relating to increased regulatory requirements.

     As a result of the substantive changes to governance and disclosure requirements applicable to public companies in North America, we have begun to incur, and expect to continue to incur, increased incremental costs relating to both internal compliance functions and third party services. Although we cannot assess the potential amount of those costs, experience in the United States suggests that they may be significant, particularly in the context of the historic levels of our general and corporate administrative expenses. A portion of these increased corporate administrative expenses will be allocated to our hotel ownership operations.

     Management Earnings

     As a result of the items described above, management earnings before other operating items decreased to $79.5 million for the year ended December 31, 2003, as compared to $82 million in 2002.

     Ownership Operations

     Ownership losses before other operating items for the full year 2003 increased by $10.5 million to $30.1 million, as compared to $19.6 million for 2002. The increased loss for the full year was primarily due to an increase in operating losses at The Pierre in New York of $4.9 million and at Four Seasons Hotel Vancouver of $3.2 million, and reduced distributions from other hotel investments of $1.2 million. In the fourth quarter of 2003, ownership losses before other operating items were $2.0 million, as compared to ownership losses before other operating items of $4.6 million in the fourth quarter of 2002. The improvement in ownership losses for the quarter was primarily attributable to our ceasing to accrue rent expense for Four Seasons Hotel Berlin from August 2003, as discussed below.

     Operating losses at The Pierre in New York increased from $4.9 million for the full year 2002 to $9.8 million for the full year 2003. Although RevPAR and occupancy remained relatively flat, there was a decrease in banqueting and ancillary revenues, as well as higher labour, workers’ compensation, health benefits, energy and insurance costs.

     Operating losses at Four Seasons Hotel Vancouver increased from $1.4 million for the full year 2002 to $4.6 million for the full year 2003, primarily as a result of travel disruption relating to SARS. RevPAR, on a local currency basis, and occupancy declined 11.6% and 6.2%, respectively, for the full year due to the weak operating conditions. General and administrative costs remained relatively unchanged in 2003 compared to 2002.

     Our guaranteed obligation to fund shortfalls in stipulated minimum lease payments relating to Four Seasons Hotel Berlin was limited to a maximum amount of approximately €11 million and was supported by a letter of credit. We reached the maximum guaranteed funding obligation during the third quarter of 2003 and, accordingly, the letter of credit has been released. Since we ceased funding shortfalls of the stipulated minimum lease payments, the lease payments made have been limited to the cash flow generated by the hotel. As a result, beginning in the first quarter of 2004, the landlord has the right to terminate the lease.

     Primarily as a result of no longer accruing the stipulated minimum lease payments for Four Seasons Hotel Berlin beginning in the fourth quarter of 2003, the operating results from this hotel for that quarter improved by $2.9 million, as compared to the fourth quarter of 2002. The benefit of the reduction in rent expense was, however, reduced by lower revenues at the hotel, resulting from a significant decline in occupancy for the full year 2003, as compared to 2002, and increased labour, health benefits, energy and insurance costs. We wrote down our fixed asset investment in the hotel to nil in the fourth quarter of 2003, resulting in a $3.2 million expense that is included in other operating items.

     In 2004, we will continue to consolidate the revenue and expenses of Four Seasons Hotel Berlin. However, the stipulated minimum lease payments beyond amounts that can be funded by the hotel’s operation will not be paid or accrued. As a result, we expect the earnings from Four Seasons Hotel Berlin to be nil throughout the year. If the Four Seasons Hotel Berlin lease was terminated, we would not expect to incur any additional material cash or accounting cost relating to this action.

     Our ownership interest in nine other Four Seasons hotels and resorts that are open and under management and our ownership interest in three Residence Clubs are accounted for on a cost basis. In 2003 and 2002, we received $0.2 million and $1.3 million of cash distributions, respectively, from three of these hotel and resort ownership interests.

Other Expense, Net

     For the full year 2003, other expense was $25.8 million, as compared to $22.9 million in 2002. Other income for the fourth quarter of 2003 was $178,000, as compared to other expense of $2.8 million for the same period in 2002.

	Years ended		Three months ended
	December 31,		December 31,
(Unaudited)
(In millions of dollars)	2003	2002	2003	2002
Asset impairment charge, net of recoveries [1]	$(11.1)	$(26.5)	$(2.3)	$(1.9)
Foreign exchange gain (loss)	(14.7)	5.0	2.5	0.5
Decline in value of life insurance policies [2]	—	(1.4)	—	(1.4)

Other income (expense), net	$(25.8)	$(22.9)	$0.2	$(2.8)

1	Includes legal and enforcement costs relating to Four Seasons hotels in Caracas and Seattle (2003 and 2002), asset impairment charge on Four Seasons Hotel Sydney (2002) and Four Seasons Hotel Caracas

(2003 and 2002), writedown of Four Seasons Hotel Berlin (2003) and loss on sale of vacant land in Toronto (2002), net of recoveries on items previously provided for.

2	See note 12(b) to our consolidated financial statements.

     Asset Impairment Charge

     Included in other expense during the year ended December 31, 2003 are legal and enforcement costs of $9.5 million in connection with the disputes with the owners of the Four Seasons hotels in Caracas and Seattle, which are described below. We also wrote down our fixed asset investment in Four Seasons Hotel Berlin to nil in the fourth quarter of 2003, resulting in a $3.2 million expense. Other expense for the year ended December 31, 2002 includes an asset impairment charge for Four Seasons Hotel Caracas and Four Seasons Hotel Sydney and legal and enforcement costs relating to our investments in Four Seasons Hotel Caracas and Four Seasons Olympic Hotel Seattle which, in the aggregate, were $25.1 million. Included in other expense during the fourth quarter of 2002 are legal and enforcement costs of approximately $1.8 million incurred in connection with disputes relating to the Four Seasons hotels in Caracas and Seattle.

     Four Seasons Olympic Hotel Seattle. During the second quarter of 2003, we settled our disagreement with the owner of Four Seasons Olympic Hotel Seattle, which was subject to arbitration, concerning the management of the hotel. Under the settlement, we concluded our management of Four Seasons Olympic Hotel Seattle upon the sale of the hotel, which occurred on August 1, 2003. On closing of the sale of the hotel, we received an initial payment, which included our share of the sale proceeds as a result of our minority ownership interest in the hotel. We will also receive annual payments over the next several years that are not materially different from the fees that we would have otherwise earned during this period under our previous management agreement for that property. We believe that a fair and equitable settlement has been reached and that the payments under the settlement agreement will, in aggregate, compensate us for the near-term value of our management agreement as we work to obtain a new management opportunity in Seattle. A portion of these payments is reflected in net earnings for 2003.

     Four Seasons Hotel Caracas. We are in a dispute with the owner of Four Seasons Hotel Caracas regarding a variety of matters relating to the completion and ongoing operation of the hotel, including the default of a US$5 million loan owed to us. During the second quarter of 2003, we received a judgment in the legal proceedings against the owner, which involved the protection of our proprietary materials. The court found against the owner on all matters, including illegal computer “hacking” and unlawful and unauthorized use of our proprietary information, and ordered that the owner pay to us damages totalling US$4.9 million, plus legal costs and expenses of US$1.4 million. The owner has appealed the judgment from the legal proceeding, but execution has not been stayed pending appeal. We are moving to enforce the judgment from the legal proceeding against the owner, but have not recorded any receivable arising from the judgment as at December 31, 2003. In addition, the arbitration hearing in respect of the other contractual breaches of the management contract by the owner was completed during the third quarter of 2003 and a decision is pending.

     Foreign Exchange Gain (Loss)

     Other expense for the full year 2003 includes a $14.7 million non-cash, unrealized foreign exchange loss, as compared to a $5.0 million non-cash, unrealized foreign exchange gain for 2002. The non-cash, unrealized foreign exchange loss for accounting purposes for the year ended December 31, 2003 arose primarily as the result of the translation to Canadian dollars at the end of each month at current exchange rates of our non-Canadian dollar-denominated net monetary assets not included in our designated self-sustaining operations. Net monetary assets are the sum of our foreign currency-denominated monetary assets and liabilities, which consist primarily of cash and cash equivalents, accounts receivable, long-term receivables and long-term obligations, as determined under Canadian GAAP.

     Included in other income for the fourth quarter of 2003 is a foreign exchange gain of $2.5 million. The foreign exchange gain is primarily due to the translation of our Australian dollar-denominated net monetary assets in a self-sustaining subsidiary, as the US dollar weakened relative to the Australian dollar, and the translation of our pound sterling-denominated net monetary assets, as the Canadian dollar weakened relative to the pound sterling during the quarter. This foreign exchange gain was partially offset by foreign exchange losses on the translation of our US dollar net monetary assets due to the strengthening of the Canadian dollar against the US dollar.

     From an economic perspective, we look to offset our net monetary asset position against the full obligation of our convertible notes. Under Canadian GAAP, our convertible notes were allocated between long-term obligations and shareholders’ equity. At the time of issuance, the portion allocated to long-term obligations and included in net monetary assets was US$46.7 million, and US$125.8 million was allocated to shareholders’ equity. If the portion of the convertible notes included in shareholders’ equity was revalued at the current exchange rates, which is not contemplated under Canadian GAAP, the result of this revaluation would have been a non-cash, unrealized foreign exchange gain for accounting purposes of $36.1 million for the year ended December 31, 2003, more than offsetting the non-cash, unrealized foreign exchange loss for accounting purposes otherwise recorded. On this basis, we believe we have an appropriate economic hedge of our net monetary assets and liabilities. For a further discussion of the convertible notes see “Liquidity and Capital Resources — Convertible Notes”.

     The Canadian dollar strengthened by 18.2% (28.7¢) during 2003 against the US dollar, causing the majority of the non-cash, unrealized foreign exchange loss for accounting purposes.

     The following table sets out the exchange rates obtained from Bank of Canada:

	As at	As at	Average during
	January 1, 2003	December 31, 2003	2003
US dollar to Canadian $1.00	0.6339	0.7713	0.7135
Pound sterling to Canadian $1.00	0.3933	0.4335	0.4370
Euro to Canadian $1.00	0.6037	0.6143	0.6319
Australian dollar to US $1.00	1.7747	1.3323	1.5392

     Net Interest Income

     We had net interest income for the full year 2003 of $3.4 million, as compared to $3.2 million for the full year 2002. The components of net interest income in 2003 were interest income of $14.4 million and interest expense of $11.1 million, which was partially offset by income relating to the purchase of foreign exchange forward contracts of $0.1 million, as compared to $18.3 million, $11.6 million and an expense of $3.5 million, respectively, in 2002. The decrease in interest income of $3.9 million was primarily due to lower average cash and cash equivalents during 2003 and lower interest rates earned on loans with respect to, or to the owners of, certain properties and on short-term cash deposits in 2003, as compared to 2002. The decrease in foreign exchange forward contracts expense in 2003 of $3.6 million, as compared to 2002, resulted from the purchase of fewer foreign exchange forward contracts in 2003 to hedge foreign currency net monetary assets. From time to time, we have hedged our foreign currency net monetary asset position. However, in an environment of extreme foreign currency volatility like 2003, the high cost associated with purchasing currency protection for our net monetary asset exposures (in the form of a forward contract or other instrument) made it economically impractical to do so to any significant degree in 2003.

     Income Tax Expense

     Our effective tax rate for the year ended December 31, 2003 was 55.2%, as compared to 24% in 2002. The increase in the tax rate for 2003 was due to a portion of the non-cash, unrealized foreign exchange losses for accounting purposes not being realized as an expense for tax purposes.

     As a result of the regional office income generally being taxed at rates lower than the Canadian statutory income tax rate, we expect our effective tax rate to be approximately 24% in 2004 on income other than unusual items that may arise during the year, such as foreign exchange gains and losses, which may have a different tax treatment.

     Stock Option Expense

     Stock option expense for the full year 2003 was $893,000, as compared to nil for 2002. See “Impact on 2003 of Recently Issued Canadian Accounting Standards”.

     Net Earnings and Earnings per Share

     Net earnings for the full year 2003 were $5.4 million ($0.15 basic and diluted earnings per share), as compared with net earnings of $21.2 million ($0.61 basic earnings per share and $0.59 diluted earnings per share) in 2002. The 74.6% decrease in net earnings, 75.4% decrease in basic earnings per share and 74.6% decrease in diluted earnings per share for the full year 2003 resulted primarily from increased losses in ownership operations and an unprecedented weakening of the US dollar, causing a significant unrealized foreign exchange loss. Throughout the year, net earnings continued to improve on a quarter-to-quarter basis. Net earnings for the quarter ended December 31, 2003 were $11.7 million ($0.33 basic earnings per share and $0.32 diluted earnings per share), as compared to $7.6 million ($0.22 basic and diluted earnings per share) for the quarter ended December 31, 2002.

Two-Year Summary by Quarter

(In millions of
dollars except per
share amounts)	4th Quarter		3rd Quarter		2nd Quarter		1st Quarter
	2003[1]	2002	2003[1]	2002	2003[1]	2002	2003[1]	2002

Consolidated revenues	$75.2	$76.9	$62.3	$62.2	$69.8	$81.0	$61.0	$64.6
Earnings (loss) before other operating items:
Management operations	20.7	21.6	18.8	15.5	20.5	24.0	19.6	20.9
Ownership operations	(2.0)	(4.6)	(9.4)	(6.6)	(5.5)	(0.2)	(13.2)	(8.1)
Net earnings (loss):
Total	$11.7	$7.6	$4.4	$(12.3)	$(1.4)	$18.1	$(9.3)	$7.7
Basic earnings (loss) per share [2]	$0.33	$0.22	$0.13	$(0.35)	$(0.04)	$0.52	$(0.27)	$0.22
Diluted earnings (loss) per share [2]	$0.32	$0.22	$0.12	$(0.35)	$(0.04)	$0.48	$(0.27)	$0.21

1	In December 2003, the CICA amended Section 3870 of its Handbook to require entities to account for employee stock options using the fair value-based method, beginning January 1, 2004. In accordance with one of the transitional alternatives permitted under amended Section 3870, in the fourth quarter of 2003 we prospectively adopted the fair value-based method to all employee stock options granted on or after January 1, 2003. Accordingly, options granted prior to that date continue to be accounted for using the settlement method, and results for each of the quarters in 2002 have not been restated. In accordance with the new standard, however, the reported results for the first three quarters of 2003 are required to be restated. The prospective application of adopting the fair value-based method effective January 1, 2003 resulted in the following restatements: 1st Quarter 2003 — no effect on net loss or basic and diluted loss per share; 2nd Quarter 2003 — increase in net loss of $0.1 million and no effect on basic and diluted loss per share; 3rd Quarter and 4th Quarter 2003 — decrease in net earnings of $0.4 million and a decrease in basic and diluted earnings per share of $0.01 for each quarter.

2	Quarterly and year-to-year computations of per share amounts are made independently. The sum of per share amounts for the quarters may not agree with per share amounts for the year.

     As discussed under “Operating Risks — Seasonality”, our management and ownership operations are seasonal in nature. In addition to the impact of seasonality on our quarter-over-quarter operating results, net earnings each quarter were impacted by the weakening US dollar against the Canadian dollar over the course of 2003 (resulting in non-cash, unrealized foreign exchange gains and losses upon the translation to Canadian dollars of non-Canadian dollar-denominated net monetary assets not included in our designated self-sustaining operations), asset impairment charges (see “Operational and Financial Review and Analysis — Results of Operations — Other Expense, Net”) and other factors including SARS, the war in Iraq and the weak economy. The impact of certain of these items is highlighted in the following table:

(In millions of dollars)	4thQuarter		3rd Quarter		2nd Quarter		1st Quarter
	2003	2002	2003	2002	2003	2002	2003	2002

Asset impairment charge, net of recoveries	$(2.3)	$(1.9)	$(1.2)	$(23.8)	$(2.9)	$(0.8)	$(4.6)	–
Foreign exchange gain (loss)	$2.5	$0.5	$0.3	$2.1	$(9.2)	$3.6	$(8.3)	$(1.1)
Decline in value of life insurance policies	–	$(1.4)	–	–	–	–	–	–

Balance Sheet Review and Analysis

Corporate Strategy Relating to Investments

     An important part of our overall strategy is to maintain the strength of our balance sheet. Accordingly, we intend to continue to be disciplined in the allocation of our capital. We also intend to seek to dispose of certain of our equity investments, which could contribute further cash and cash equivalents in the near-term. Our capital investment plans remain focused on allocating the majority of our capital for investment opportunities that are intended to establish new long-term management contracts in key destinations or enhance existing management arrangements. Investments in, or advances in respect of or to owners of, properties will only be made where we believe that the overall economic return to us will justify the investment or advance. In that context, we also assess the long-term value that we anticipate that the investment will contribute to our brand.

     These investments and advances must meet our financial criteria, including certain minimum return hurdles and a manageable risk profile. We consider whether the structure should be in the form of an investment or an advance, and, among other things, the relative risk and returns of the investment or advance, including interest, dividends and fee income. We generally seek to limit our total long-term capital exposure to no more than 20% of the total equity required for a property. We structure investments to be able to have our interest diluted if additional capital is required. Depending on the nature of the investment or advance, it will be characterized on our consolidated balance sheet as “Investments in hotel partnerships and corporations,” “Investment in management contracts,” or “Long-term receivables”.

     As part of our ongoing balance sheet evaluation, we have reviewed each investment and advance and have determined that no additional provision was necessary during 2003 relating to impairment of the book value of any of our investments or advances, other than those relating to Four Seasons Hotel Berlin, which is discussed under “Operational and Financial Review and Analysis — Results of Operations — Ownership Operations”.

Long-Term Receivables

     Included on our balance sheet as at December 31, 2003 is $197.6 million (2002 – $207.1 million) of long-term receivables relating primarily to advances in respect of, and to owners of, properties that we manage. Significant secured and unsecured long-term receivables relate to our managed properties in London, Sydney, Nevis and San Francisco.

Investments in Hotel Partnerships and Corporations

     Consolidated Hotel Ownership Interests

     We have a 100% leasehold interest in each of The Pierre in New York, Four Seasons Hotel Vancouver and Four Seasons Hotel Berlin. See “Operational and Financial Review and Analysis — Overview — Ownership Operations”. Our consolidated financial statements reflect the consolidation of the balance sheets of these three hotels. There is no third party debt associated with these leasehold interests.

     Other Hotel, Resort and Residence Club Ownership Interests

     For a listing of other hotels and resorts under management in which we have equity investments, see “Four Seasons Portfolio — Description of Hotels, Resorts and Residence Clubs”. We also had funded equity investments in five of the hotels and resorts under construction or development: Four

Seasons Hotel Gresham Palace Budapest (19.6%), Four Seasons Hotel Nile Plaza (Cairo) (4.46%), Four Seasons Hotel Istanbul at the Bosphorus (18%), certain components of Four Seasons Resort Whistler (100%) and Four Seasons Residence Club Punta Mita (19%).

     In accordance with Canadian GAAP, we account for these equity investments on a cost basis because either the percentage ownership or the structure does not give us significant influence over these investments, or the investments were acquired before May 1, 2003 with the intention that they be disposed of in the foreseeable future. The book value of other property ownership interests was $157.6 million as at December 31, 2003 ($146.4 million as at December 31, 2002). Based upon the current and budgeted operating cash flow of each of these properties (adjusted for expected capital spending requirements), we currently estimate that the net recoverable amount of each of these investments at least approximates our book value. This valuation determination was made subject to assumptions that are limited by, among other things, the availability of reliable comparable data, and the uncertainty of predictions concerning future events. Accordingly, by their nature, estimates of recoverable amounts are subjective and do not necessarily result in precise determinations. Should the underlying assumptions change, the estimated recoverable amounts could change by a material amount.

     Each of these other equity investments individually represents less than 5% of our total assets, and none of these investments individually is material to us. We are not liable for any further obligations relating to these investments, other than any commitment discussed under “Four Seasons Portfolio — Properties under Construction or Development” and “Liquidity and Capital Resources”. For the year ended December 31, 2003, we earned fee revenues of $31.1 million ($29.1 million in 2002) from our other equity investments. In addition, we received distributions of $0.2 million ($1.3 million in 2002) from certain of our ownership interests and funded $0.2 million in 2003 ($0.1 million in 2002) as our share of cash flow distribution to, or cash flow shortfall from, certain of our ownership interests in 2003. We expect that distributions in 2004 from certain of our nine equity investments in the hotels and resorts open during 2003 will at least be equal to cash shortfall equity funding requirements relating to certain of these investments in 2004.

     Sales of interests in Four Seasons Residence Club Aviara, Four Seasons Residence Club Scottsdale at Troon North and Four Seasons Residence Club Jackson Hole began in 1997, 2000 and 2003, respectively. We anticipate that we will reduce our equity interest to below 20% in Four Seasons Residence Club Scottsdale at Troon North through disposition to a third party during 2004. We have agreed to purchase a freehold interest in several commercial strata lots in Four Seasons Resort Whistler for a total purchase price of approximately $26 million payable upon substantial completion of Four Seasons Resort Whistler. We have begun marketing for sale this freehold interest in Four Seasons Resort Whistler and anticipate that the sale will be completed prior to substantial completion of the resort. If the sale is not completed prior to that time, we may be required to consolidate this freehold interest in the resort until the sale has been completed.

Investment in Management Contracts

     Included in our balance sheet as at December 31, 2003 is $203.7 million (2002 – $222.8 million) relating to our investment in management contracts. The largest component of these amounts relates to management contracts acquired during the Regent transaction in 1992, including the management contracts for the Four Seasons hotels in New York and Milan and Four Seasons Resort Bali at Jimbaran Bay. The most significant amounts advanced for individual management contracts include amounts advanced in the context of obtaining management contracts for Four Seasons Hotel George V Paris and Four Seasons Resort Scottsdale at Troon North, and amounts advanced in the context of improving the management contracts for Four Seasons Resort Nevis and The Ritz-Carlton Hotel Chicago.

Fixed Assets

     Owners of properties that we manage are contractually responsible for funding the capital requirements of the properties, including guest room and common area renovations, and for maintaining capital reserves to fund ongoing annual maintenance capital expenditures required by the management agreements. The owners annually spend an average of between 3% and 5% of hotel gross revenues on capital expenditures to maintain properties at the Four Seasons standard (other than in newly constructed or recently renovated properties where the annual amounts generally range from 1% to 2% in the initial years of operation following opening and major refurbishment). Capital expenditures are funded primarily by working capital generated from property operations and through advances from the owners. Our share of capital expenditures in 2003 and 2002 was immaterial for those hotel properties in which we have a minority equity interest or pursuant to management contract obligations.

Liquidity and Capital Resources

     As at December 31, 2003, our cash and cash equivalents were $170.7 million, as compared to $165 million as at December 31, 2002. Our investments in cash and cash equivalents are highly liquid, with maturities of less than 90 days. These investments include bank deposits, guaranteed investment certificates and money market funds held with major financial institutions.

     In 2003, we increased availability under our committed bank credit facilities by US$12.5 million and now have US$212.5 million of committed bank credit facilities, of which US$112.5 million expires in April 2004 and US$100 million expires in July 2004. As at December 31, 2003, no amounts were borrowed by us under these credit facilities. However, approximately US$28.1 million of letters of credit were issued but undrawn as at December 31, 2003. We annually negotiate a one-year extension of our bank facilities and we are expecting to extend the existing facilities for an additional year.

     We believe that these bank credit facilities, when combined with cash on hand and internally generated cash flow, should be more than adequate to allow us to finance our normal operating needs and anticipated commitments (absent unusual opportunities) to new investments in seeking to achieve our current growth objectives.

     Our commitments include the contractual obligations and other commitments described below in this “Liquidity and Capital Resources” section as well as those described under “Off-Balance Sheet Arrangements” and “Four Seasons Portfolio — Properties under Construction or Development”.

Contractual Obligations

Contractual
Obligations (in
millions of	Payments Due by Period
dollars)
	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years

Convertible Notes[1]	$847.0	—	—	—	$847.0
Operating Leases[2,3]	234.5	19.4	37.3	36.1	141.7
Other Long-Term Obligations[4]	32.1	3.7	2.2	2.2	24.0
Total Contractual Obligations	$1,113.6	$23.1	$39.5	$38.3	$1,012.7

1	The amount represents the principal amount at maturity on September 23, 2029 of US$655.4 million. See “Convertible Notes”.

2	The amount includes the future minimum stipulated lease payments of approximately €87 million ($142.0 million) relating to Four Seasons Hotel Berlin, which are to be paid out of the hotel’s operations. The guaranteed obligation to fund shortfalls in stipulated minimum lease payments, which was limited to €11 million, was fully funded as at December 31, 2003. The landlord has the right to terminate the lease beginning in the first quarter of 2004.

3	This amount excludes the future minimum lease payments in connection with Four Seasons Hotel London. See note 12(a) to our consolidated financial statements.

4	This amount includes pension obligations which represent estimated future benefit payments and are net of allocations to the properties.

     During 2003, we agreed to donate $20 million to the Canadian Opera Company for its new opera house, which will be named the “Four Seasons Centre for the Performing Arts”. We believe that our association with this project, which is to be built to world-class standards, should, among other things, enhance the long-term value of our brand in a manner consistent and complementary to the brand recognition associated with the properties we manage. The commitment will be funded in tranches tied to the development of the project over the next several years.

Convertible Notes

     During 1999, we issued US$655.5 million principal amount at maturity (September 23, 2029) of convertible notes (each US$1,000 dollar principal) for gross proceeds of US$172.5 million. The net proceeds of the issuance, after deducting offering expenses and underwriters’ commission, were US$166 million. We are entitled to redeem our convertible notes commencing in September 2004 for cash equal to the issue price plus accrued interest calculated at 41/2% per annum. Holders of the notes have conversion rights, which they can exercise at any time before the maturity date or date of redemption of the notes, pursuant to which they can require us to issue to them 5.284 Limited Voting Shares for each US$1,000 principal amount of notes. The holders of notes also can require us to repurchase the notes in September 2004 for an amount equal to the issue price plus accrued interest calculated at 41/2% per annum. This right also may be exercised in September 2009 and September 2014. We have a choice of settling our obligation in connection with the conversion or purchase of the notes at the option of the holder with cash or Limited Voting Shares.

     We may redeem all or a portion of the notes at any time on or after September 23, 2004 for cash at the issue price plus accrued interest to the date of purchase. It is possible that we may redeem some or all of the notes, especially if the current interest rate and general business environment continues. A cash redemption in September 2004 of all outstanding notes would require a cash payment to the noteholders of approximately US$215.5 million, assuming that the holders did not exercise their right to convert their notes before the redemption date. If we redeem the notes, we may replace the financing provided by the notes with a combination of debt (which could be raised by various means, including bank lines and/or the issuance of additional notes or convertible notes) and/or the utilization of cash and cash equivalents.

     In accordance with Canadian GAAP, the notes are bifurcated into a debt component (representing the present value of a zero coupon bond of US$655 million maturing in 2029, yielding 9% per annum, compounded semi-annually) and an equity component (representing the value of the conversion feature of the notes). Accordingly, net proceeds were originally allocated $68.9 million to long-term obligations and $178.6 million to shareholders’ equity. The offering expenses and underwriters’ commission relating to the debt component of the notes of $2.5 million were recorded in “Other assets.” The principal amount of the notes will increase as interest is compounded at 9% per annum over the 30-year term of the notes. As at December 31, 2003 and 2002, we had convertible notes outstanding with a principal amount at maturity on September 23, 2029 of US$655 million.

     The net proceeds of the issue of the notes were used to repay all amounts owed under our bank credit facility, with the remainder being invested in bank deposits, guaranteed investment certificates and money market funds held with major financial institutions.

Pension Commitments

     We maintain an unfunded, multi-employer, non-contributory, defined benefit pension plan on behalf of ourselves and the owners of certain managed properties. This plan provides pension benefits for certain of our senior executives as well as for hotel and resort general managers, based on years and level of service and annual salary. The portion of the plan applicable to the general managers is the responsibility of the owners of properties that such general managers manage.

     The accrued benefit liability of $29.5 million that is recorded on our consolidated balance sheet in “Long-term obligations” as at December 31, 2003, is net of an allocation to the properties that we manage for their share of the accrued benefit liability in respect of the general managers of those properties.

Lease Commitments – Consolidated Hotels

     In addition to the obligations identified on our balance sheet as at December 31, 2003, our three consolidated hotels (The Pierre in New York, Four Seasons Hotel Berlin and Four Seasons Hotel Vancouver) are leasehold interests subject to individual property leases. Our obligations in respect of The Pierre in New York are supported by a letter of credit aggregating US$5 million. The total annual lease obligations for these three hotels represented annual payments of approximately $14.0 million in 2003 and are expected to represent annual lease payments of approximately $8.8 million in 2004 (excluding the stipulated minimum lease payments related to Four Seasons Hotel Berlin. See “Operational and Financial Review and Analysis — Results of Operations — Ownership Operations”). These lease expenses are treated as an expense of our Ownership Operations on our consolidated statement of operations.

     Our guaranteed obligation to fund shortfalls in stipulated minimum lease payments relating to Four Seasons Hotel Berlin was fully funded during 2003. See “Operational and Financial Review and Analysis — Results of Operations — Ownership Operations”.

Cash from Operations

     For the year ended December 31, 2003, cash from operations was $66 million, as compared to $41.8 million in 2002. The increase in operating cash flow in 2003 of $24.2 million was primarily due to reductions in working capital in 2003 of $33 million (resulting primarily from a collection of accounts receivable during 2003 as compared to an increase in accounts receivable during 2002) and a decrease in income tax paid in 2003 of $10.4 million. This was partially offset by an increase in cash used in ownership operations of $10 million and a decrease in cash contributed by management operations of $2.8 million, as compared to 2002 (reflecting the decrease in management operating earnings and increase in ownership operating loss discussed under “Operational and Financial Review and Analysis — Results of Operations”), and an increase in legal and enforcement costs of $4.5 million paid in 2003 in connection with our investments in the Four Seasons hotels in Caracas and Seattle as discussed under “Operational and Financial Review and Analysis — Results of Operations — Other Expense, Net”.

Financing Activities

     In 2003, we received proceeds of $7.7 million relating to the exercise of options by employees to purchase 366,260 Limited Voting Shares, as compared to option exercise proceeds of $5.7 million in 2002 relating to the purchase of 225,465 Limited Voting Shares.

     We paid $3.6 million in dividends during each of 2003 and 2002, based on a dividend policy of $0.11 cents per Limited Voting Share and $0.055 cents per Variable Multiple Voting Share per annum, paid semi-annually in January and July. We do not expect to change our dividend policy in 2004.

     During 2003 we did not make any normal course purchases of our Limited Voting Shares. In 2002, we made normal course purchases of 337,600 Limited Voting Shares through the facilities of the Toronto Stock Exchange and the New York Stock Exchange for a total purchase price, including commissions, of $16.5 million.

Investing Activities

     Long-Term Receivables

     In 2003, we advanced $18.2 million, in the aggregate, as long-term receivables. These included: $7.3 million relating to Four Seasons Resort Costa Rica, which opened in 2004, $5.0 million relating to Four Seasons Residence Club Scottsdale at Troon North, $2.7 million relating to Four Seasons Hotel Buenos Aires and $2.3 million relating to the proposed development of a Four Seasons Residence Club in Sedona.

     In 2003, we were repaid $11.8 million, in the aggregate, of our long-term receivables. These included: $4.6 million of our loan relating to the renovation of Four Seasons Hotel Bangkok (formerly The Regent Bangkok), $2.8 million of deferred incentive fees and $1.8 million of a loan that had been written off in a prior year.

     In 2002, we advanced $32.3 million, in the aggregate, as long-term receivables. These included: $9.8 million relating to the proposed development of a Four Seasons Residence Club in Sedona, $7.2 million relating to Four Seasons Residence Club Scottsdale at Troon North, $4.6 million relating to a proposed development in Jerusalem, and $1.9 million relating to Four Seasons Hotel Caracas, which was fully provided for in 2002. See “Operational and Financial Review and Analysis — Results of Operations — Other Expense, Net”.

     Investments in Hotel Partnerships and Corporations

     To fund capital requirements in properties in which we have less than a 20% interest (primarily in properties under construction or development), we invested $18.0 million in 2003 ($7.1 million in 2002). The 2003 investments included $7.7 million related to Four Seasons Resort Costa Rica (which opened in January 2004), and $9.2 million related to Four Seasons Resort and Residence Club Jackson Hole (which opened in December 2003). In 2003, we also disposed of our equity interest in Four Seasons Olympic Hotel Seattle and our investment in preferred shares relating to Four Seasons Hotel London for total proceeds of $10.8 million. In addition, our 30.8% interest in Four Seasons Residence Club in Punta Mita was reduced to 19% during 2003 as a result of an investment in the project by a new shareholder.

     In 2002, we advanced $7.1 million including $4.7 million related to Four Seasons Resort Costa Rica and $2.2 million related to the Four Seasons Resort and Residence Club Jackson Hole. In 2002, we disposed of our interest in vacant land in Toronto and realized net proceeds of $4.6 million.

     Investment in Management Contracts

     We invested $1.8 million, in aggregate, in management contracts in 2003 ($1.2 million in 2002). The $1.8 million invested in 2003 and the $1.2 million invested in 2002 did not include any significant individual investments in management contracts.

     Fixed Assets

     Our capital expenditures were $19.3 million for the year ended December 31, 2003 and $13.9 million in the fourth quarter of 2003, as compared to $31.1 million and $21.8 million, respectively, for the same periods in 2002. During the fourth quarter of 2003, we purchased land in Toronto for $11.2 million relating to our corporate office expansion.

     In addition, in the fourth quarter of 2002, we purchased land in Orlando for $17.6 million (including costs relating to the purchase) for the purpose of a future development of a Four Seasons resort and residential project with equity partners. It is our intention to identify the majority equity partners and secure non-recourse project debt before proceeding with this project. We intend to hold a minority equity position in, and to have long-term management rights for, the resort and residential project.

Outstanding Share Data

Designation	Outstanding as at March 8, 2004
Variable Multiple Voting Shares[1]		3,832,172
Limited Voting Shares		31,440,620
Options to acquire Limited Voting Shares:
Outstanding		5,801,297
Exercisable		2,923,601
Convertible Notes[2]	US$	210.3 million	[3]

1	Convertible into Limited Voting Shares at any time at the option of the holder on a one-for-one basis.

2	Subject to adjustment in certain circumstances, each US$1,000 principal amount of notes is convertible, at the option of the holder, into 5.284 Limited Voting Shares (3,463,155 Limited Voting Shares in aggregate). We have the right to acquire notes that are tendered for conversion for cash equal to the then fair market value of the underlying Limited Voting Shares. See “Liquidity and Capital Resources — Convertible Notes”.

3	This amount is equal to the issue price of the convertible notes plus accrued interest calculated at 4.5% per annum.

Financial Instruments

Foreign Exchange Forward Contracts

     We use derivative financial instruments in the management of our foreign currency exposures, when appropriate. We do not use derivative financial instruments for trading or speculative purposes.

     As at December 31, 2003, we had sold forward US$50 million at a weighted average forward exchange rate of 1.61 (2002 — US$107.1 million at a weighted average forward exchange rate of 1.60), under 24 forward contracts (2002 — 49 forward contracts) maturing over a 12-month period (2002 — 24-month period). These contracts oblige us to sell specific amounts of foreign currencies at set future dates at predetermined exchange rates.

     Because a significant portion of our revenues is derived in foreign currencies (primarily US dollars) and expenditures we incur for our management operations are denominated primarily in Canadian dollars, we enter into foreign exchange forward contracts from time to time to protect ourselves in the event of a strengthening Canadian currency. We estimate future foreign currency cash flows on an ongoing basis, based on our projections of foreign currency-denominated management fees and other transactions. We negotiate foreign exchange forward contracts in proportion to the magnitude and timing of these cash flows. For a description of foreign currency-related risks, see “Operating Risks — Currency Exposure”. We are also subject to credit risks related to the counterparties to our foreign exchange forward contracts. All contracts at December 31, 2003 are with a large US financial institution.

     We enter into hedges of our foreign currency exposures on foreign currency-denominated long-term receivables and other monetary assets by entering into offsetting foreign exchange forward contracts, when it is deemed appropriate. As at December 31, 2003 and 2002, we did not have any significant contracts of this nature, as substantially all forward contracts were designated as revenue hedges.

     Foreign exchange translation gains and losses on foreign exchange forward contracts used to hedge anticipated foreign currency-denominated revenues are recognized as an adjustment of the revenues when the revenues are recorded, and the portion of the premium or discount on the contract relating to the period prior to recognition of the revenues is also recognized as an adjustment of the revenues when they are recorded. The portion of the premium or discount on the contract that relates to the resulting accounts receivable is amortized as an adjustment of interest expense over the remaining term of the contract. Realized and unrealized gains or losses associated with contracts, which have been terminated or cease to be effective prior to maturity are deferred under other current or non-current assets or liabilities on our balance sheet and recognized in income in the period in which the associated revenue is recognized.

Other Financial Instruments

     In addition to the foreign exchange forward contracts, we have the following financial instruments at December 31, 2003: cash equivalents, (see “Liquidity and Capital Resources”), long-term receivables (see “Balance Sheet Review and Analysis — Long-Term Receivables”), convertible notes (see “Liquidity and Capital Resources — Convertible Notes”) and short-term financial instruments, including current receivables and current accounts payable.

Fair Value of Financial Instruments

     The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a transaction between willing parties, other than a forced or liquidation sale. These estimates, although based on the relevant market information about the financial instrument, are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

     As cash equivalents, current receivables, current accounts payable and certain other short-term financial instruments are all short-term in nature, their carrying amounts approximate fair values. The fair value of our convertible notes is based on market quotes obtained from one of our financial advisors. The fair value of foreign exchange forward contracts is estimated from quotes obtained from our counterparties for the same or similar financial instruments.

     We do not have plans to sell loans receivable to third parties and we expect to realize or settle them in the ordinary course of business. The fair values of these instruments cannot be reasonably estimated because no active and liquid market exists for these instruments, and a market rate of interest (for instruments having similar terms and characteristics) that is required to be used in estimation techniques, such as discounted cash flow analysis, cannot reasonably be determined due to the unusual terms of these instruments.

     The fair values of our financial instruments are as follows:

(in millions of dollars)	Estimated fair value	Carrying amount
2003:
Convertible notes[1]	$(289.0)	$(273.4)
Foreign exchange forward contracts	15.0	0.6
2002:
Convertible notes[1]	(307.0)	(283.9)
Foreign exchange forward contracts	(0.3)	(0.8)

1	The carrying amount of the convertible notes includes the amounts allocated to both long-term obligations and shareholders’ equity. It excludes, however, the offering expenses and underwriters’ commission related to the shareholders’ equity component of the notes of $6.9 million, which are recorded in shareholders’ equity.

Off-Balance Sheet Arrangements

     In addition to the financial instruments discussed above we have various off-balance sheet arrangements, the most significant of which are discussed below.

Guarantees and Commitments

     As at December 31, 2003, we have provided certain guarantees and have other commitments in connection with properties under our management, including three bank guarantees in respect of three projects totalling a maximum of $29.1 million. We have lease commitments in respect of Four Seasons Hotel London, as well as a lease commitment in respect of Four Seasons Hotel Prague, (see notes 12(a) and 12(c), respectively, to our consolidated financial statements). In addition, we have three other commitments totalling $7.8 million that relate primarily to Four Seasons Hotel Caracas and Four Seasons Residence Club Scottsdale at Troon North. We also have guaranteed certain obligations of various directors, officers and employees in the aggregate amount of $384,000, all of which were entered into before 2002.

     To the extent we are called upon to honour any one of these commitments, we generally have either the right to be repaid from hotel operations and/or have various forms of security or recourse to the owner of the property. We do not anticipate funding any amount pursuant to these commitments during 2004, and no amount has been recorded in our consolidated financial statements in respect of these commitments. Our assessment of our potential liability for such matters could change as a result of, among other things, the associated risks and uncertainties.

Indemnities

     Disposition Indemnification Arrangements

     In connection with the sale of all or a part of our interest in a property, we may agree to provide an indemnity against claims relating to breaches of specific covenants or representations and warranties. The maximum amount of the indemnification in these transactions is generally limited to the purchase price paid for the interest being purchased. The nature of these indemnities prevents the calculation of an exact amount that may be payable to the indemnified parties. In the context of two dispositions, we received indemnity agreements in our favour for our guarantee obligations that remained in place notwithstanding the disposition. We believe that the indemnification agreements in our favour should fully indemnify us for any possible payment under these existing guarantees.

     Director and Officer Indemnification Arrangements

     To the extent permitted by law, we indemnify individuals that are, or have been, directors or officers against certain claims that may be made against them as a result of their being, or having been, a director or officer at our request. We have purchased directors’ and officers’ liability insurance that may be available in respect of certain of these claims.

     Other Indemnification Arrangements

     In the ordinary course of our business, we enter into other agreements with third parties that may contain indemnification provisions pursuant to which the parties to the agreements agree to indemnify one another if certain events occur (such as, but not limited to, changes in laws and regulations or as a result of litigation claims or liabilities that arise in respect of tax or environmental matters).

     The terms of our indemnification provisions vary based on the contract, which (together with the fact that any amounts that could be payable would be dependent on the outcome of future, contingent events, the nature and likelihood of which cannot be determined at this time) precludes us from making a reasonable estimate of the maximum potential amount we could be required to pay to counterparties. We believe that the likelihood that we would incur significant liability under these obligations is remote. Historically, we have not made any significant payments under such indemnifications. No amount has been recorded in the consolidated financial statements with respect to these indemnification provisions. Our assessment of our potential liability could change in the future as a result of currently unforeseen circumstances.

Looking Ahead

     Our business plan objectives for 2004 continue to focus on those aspects of the business that we believe provide the greatest potential for maximizing shareholder value by, among other things, contributing to long-term cash flow and enhancing our market position and brand, including continued opening of new Four Seasons properties, maintaining and enhancing market share, maintaining room rates and increasing the RevPAR and profitability of the properties we manage.

     In addition to Four Seasons Resort Costa Rica, which opened in January 2004, we expect to open eight new hotels and resorts in 2004 or the early part of 2005. The average term of the management contracts for these eight properties is 62 years, and these management contracts are expected to provide us with significant long-term fee income. For a discussion of our capital commitments in connection with these projects. See “Four Seasons Portfolio — Properties under Construction or Development”.

     One of our objectives is to be recognized as the operator of the finest hotel in every market in which we operate. A key measurement of this objective is market share premium. In spite of the economic downturn, we believe that we have maintained or enhanced market share in almost all of the locations in which we operate. As an example, as calculated by Smith Travel Research, where 100 represents fair revenue market share, we improved our market share in the US market from 122 in 2001 and 2002, to 126 in 2003. The objective for 2004 is to maintain or enhance this market share premium, while maintaining or increasing room rates.

     We believe that maintaining room rates is one of the most important factors in being well-positioned for the increase in travel demand that is expected to occur with global economic recovery. Over the past three years, we have been generally successful at increasing room rates from the levels achieved in 2000 without sacrificing occupancy to our competitors. During 2004, we intend to focus on maintaining our value arrangement with our guests by continuing to deliver our exceptional quality of service, while at the same time controlling costs and generally maintaining or increasing room rates. We also intend to focus on establishing a market leadership position and rate premiums at each of the nine new Four Seasons hotels and resorts that opened over the past 24 months and the eight new Four Seasons projects that are expected to open in 2004 or early in 2005.

     Travel trends have continued to improve early in the first quarter of 2004. Although January is a historically weak period for business travel, our worldwide RevPAR for the month increased nearly 8% on a US dollar basis, as compared to January 2003. The Europe/Middle East segment realized the strongest improvements in occupancy during January 2004. In January, we continued to realize higher achieved room rates in each of the geographic regions of operation. This is consistent with the continued improvement in economic indicators for most of the major global economies. At this time, we expect to see these positive demand trends and pricing improvements continue through the first quarter of 2004.

     We expect that the improving economic environment should translate into continued improvement in travel demand, particularly business travel. We also expect that leisure travel demand, which overall has been more resilient in the past few years than business travel, will remain stable. On a full-year basis, we continue to expect our average daily room rates for 2004 to meet or exceed the rates achieved in 2003. We also expect our business model to perform at or above industry levels consistent with past experience.

     A part of our business strategy is to invest a portion of available cash to obtain new management agreements or enhance existing management arrangements. These investments or advances will only be made where we expect our overall economic return to justify the investment or advance. In this context, we also assess the long-term value that we anticipate that the investment or advance will contribute to our brand. During the year ended December 31, 2003, we made investments in a variety of projects, including Costa Rica, Buenos Aires, Jackson Hole, Whistler and Scottsdale Residence Club. For the quarter and year ended December 31, 2003, we funded $5.2 million and $42.6 million, respectively, in management opportunities, including amounts advanced as loans receivable, investment in hotel partnerships and investment in management contracts ($26.7 million and $56 million, respectively, for the same periods in 2002). We currently expect to fund in the range of US$50 million to US$60 million in 2004 in management opportunities such as Geneva, Hampshire and Palo Alto, and these amounts may be augmented by additional investments in other properties if appropriate opportunities become available.

Four Seasons Portfolio

Description of Hotels, Resorts and Residence Clubs

     The following table provides an overview of the properties that we currently manage:

	Approximate
	Number of	Approximate
	Rooms/Units	Equity Interest [1]
United States
Four Seasons Hotel Atlanta, Georgia	244	—
Four Seasons Hotel Austin, Texas	291	—
Four Seasons Resort Aviara, California	329	7.3%[2]
Four Seasons Residence Club Aviara, California	120	7.3%[2]
The Regent Beverly Wilshire (Beverly Hills), California	395	—
Four Seasons Biltmore Resort (Santa Barbara), California	213	—
Four Seasons Hotel Boston, Massachusetts [3]	272	—
Four Seasons Hotel Chicago, Illinois	343	—
The Ritz-Carlton Hotel Chicago, Illinois	435	—
Four Seasons Hotel Houston, Texas [3]	404	—
Four Seasons Resort Hualalai at Historic Ka’upulehu, Hawaii	243	—
Four Seasons Resort Jackson Hole, Wyoming [3]	124	10%[2]
Four Seasons Residence Club Jackson Hole, Wyoming	16 [4]	10%[2]
Four Seasons Resort and Club Dallas at Las Colinas, Texas	357	—
Four Seasons Hotel Las Vegas, Nevada	424	—
Four Seasons Hotel Los Angeles, California	285	— [5]
Four Seasons Resort Maui at Wailea, Hawaii	377	—
Four Seasons Hotel Miami, Florida	221	4.5%[2]
Four Seasons Hotel Newport Beach, California	295	—
Four Seasons Hotel New York, New York	368	—
Four Seasons Resort Palm Beach, Florida	210	—
Four Seasons Hotel Philadelphia, Pennsylvania	364	—
The Pierre in New York, New York	201 [6]	100%[7]
Four Seasons Hotel San Francisco, California [3]	277	—
Four Seasons Resort Scottsdale at Troon North, Arizona	210	3.9%[2,5,8]
Four Seasons Residence Club Scottsdale at Troon North, Arizona	44	71%[2,5,9]
Four Seasons Hotel Washington, District of Columbia	263	—
Other Americas/Caribbean
Four Seasons Hotel Buenos Aires, Argentina	158	—
Four Seasons Hotel Caracas, Venezuela [3,10]	212	— [5]
Four Seasons Resort Carmelo, Uruguay	44	—
Four Seasons Resort Costa Rica at Peninsula Papagayo, Costa Rica [3]	153	11.9%[7]
Four Seasons Resort Great Exuma at Emerald Bay, The Bahamas [3]	183
Four Seasons Hotel Mexico City, Mexico	240	—
Four Seasons Resort Nevis, West Indies [3]	196	—

	Approximate
	Number of	Approximate
	Rooms/Units	Equity Interest [1]
Four Seasons Resort Punta Mita, Mexico [3]	140	—
Four Seasons Hotel Toronto, Ontario, Canada	380	—
Four Seasons Hotel Vancouver, British Columbia, Canada	376	100%[7]
Asia/Pacific
Four Seasons Resort Bali at Jimbaran Bay, Indonesia	147	—
Four Seasons Resort Bali at Sayan, Indonesia [3]	60	—
Four Seasons Hotel Bangkok, Thailand [11]	340	—
Four Seasons Resort Chiang Mai, Thailand [11]	80	—
The Regent Jakarta, Indonesia [3]	365	2%[2,12]
The Regent Kuala Lumpur, Malaysia	468	—
Four Seasons Resort Maldives at Kuda Huraa, Maldives	106	—
Four Seasons Hotel Shanghai, People’s Republic of China	439	21.2%[2,5,9]
Four Seasons Hotel Singapore, Singapore	254	—
The Regent Singapore, Singapore	441	—
Four Seasons Hotel Sydney, Australia	531	15.2%[7]
Grand Formosa Regent Taipei, Taiwan	538	—
Four Seasons Hotel Tokyo at Chinzan-so, Japan	283	—
Four Seasons Hotel Tokyo at Marunouchi, Japan	57	—
Europe/Middle East
Four Seasons Hotel Amman, Jordan	193	8%[2]
Four Seasons Hotel Berlin, Germany	204	100%[7]
Four Seasons Hotel Cairo at The First Residence, Egypt [3]	269	—
Four Seasons Hotel Dublin, Ireland	259	—
Four Seasons Hotel Istanbul, Turkey	65	— [13]
Four Seasons Hotel The Ritz Lisbon, Portugal	282	—
Four Seasons Hotel Canary Wharf, England	142	— [14]
Four Seasons Hotel London, England	220	12.5%[5,7,15]
Four Seasons Hotel Milan, Italy	118	—
Four Seasons Hotel George V Paris, France	245	—
Four Seasons Hotel Prague, Czech Republic	161	— [5]
Four Seasons Hotel Riyadh, Saudi Arabia	249	—
Four Seasons Resort Sharm el Sheikh, Egypt [3]	136	—

1	In the ordinary course, we make investments in, or advances in respect of or to owners of, properties to obtain new management agreements or to enhance existing management agreements where we believe the overall economic return to us will justify the investment or advance. We generally seek to limit our total long-term capital exposure to no more than 20% of the total equity required for a property. For a description of our investments in, or advances in respect of or to owners of properties, and other commitments in respect of existing properties, including the equity investments listed in this chart. See “Balance Sheet Review and Analysis” and “Liquidity and Capital Resources”.

2	Freehold interest.

3	This project includes, or is expected to include, a Four Seasons Residence Club or a Four Seasons branded residential component.

4	Four Seasons Residence Club Jackson Hole, Wyoming may have up to 40 units at full build out.

5	In addition to providing management services to this property, we have a funding commitment in respect of this property. See “Off-Balance Sheet Arrangements — Guarantees and Commitments”.

6	Includes approximately 30 cooperative suites leased from individual owners and operated as hotel rooms.

7	Leasehold interest.

8	We have a preferred profits interest derived from a previously existing subordinated loan to the resort or property of approximately US$10.6 million plus a loan to the hotel in the amount of US$5.6 million, which may be increased to reflect amounts funded for completion of the resort or property.

9	We anticipate that we will reduce our equity interest through a sale to a third party.

10	We are in a dispute with the owner of Four Seasons Hotel Caracas regarding a variety of matters relating to the completion and ongoing operation of the hotel. See “Operational and Financial Review and Analysis — Results of Operations — Other Expense, Net”.

11	The Regent Bangkok and The Regent Chiang Mai were re-branded as Four Seasons Hotel Bangkok and Four Seasons Resort Chiang Mai effective December 15, 2003.

12	The hotel was closed for repairs required due to extensive flooding during the first quarter of 2002, and reopened on August 4, 2003.

13	Subject to satisfaction of certain conditions, we may acquire an 18% leasehold interest in conjunction with a proposed expansion and renovation of Four Seasons Hotel Istanbul.

14	We have made a loan of £3 million, which is convertible into an equity interest in the hotel on the occurrence of certain events.

15	Four Seasons Hotels Limited (“FSHL”) is the tenant of the land and premises constituting Four Seasons Hotel London. FSHL has entered into a sublease of the hotel with the entity on whose behalf we manage the hotel. The annual rent payable by FSHL under the lease is the same as the annual rent that is payable by the sub-tenant pursuant to the sublease. Indirectly, we now hold a 12.5% ownership interest in the sub-tenant.

Properties under Construction or Development

     We currently have 26 properties under construction or development that are to be operated under the Four Seasons name. We expect nine of those properties to include a Residence Club or other residential branded component. The following table provides an overview of these properties:

				Capital
				Commitment
				Not Yet Funded
	Approximate	Total Capital		As at March 5,
	Number of	Commitment		2004
Hotel/Resort/Residence Club and Location [1,2]	Rooms/Units	(in millions)		(in millions)
Scheduled 2004/2005 Openings
Four Seasons Hotel Gresham Palace Budapest, Hungary	175	€11.2		—
Four Seasons Hotel Nile Plaza, Cairo, Egypt[3]	365	US$5		—
Four Seasons Hotel Damascus, Syria	300	US$5		US$5
Four Seasons Hotel Doha, Qatar	235	US$4	[4]	US$4
Four Seasons Hotel Geneva, Switzerland	110	US$19		US$19
Four Seasons Hotel Hampshire, England	135	£17.6	[5]	£17.6
Four Seasons Hotel Hong Kong, Hong Kong[3]	390	—		—
Four Seasons Hotel Istanbul at the Bosphorus, Turkey	170	US$9.5	[6]	US$9
Four Seasons Resort Lanai at Koele, Hawaii, USA	100	—		—
Four Seasons Resort Lanai at Manele Bay, Hawaii, USA	250	—		—
Four Seasons Resort Langkawi, Malaysia	90	—		—
Four Seasons Hotel Palo Alto, California, USA	200	US$6.7		US$6.7
Four Seasons Resort Provence at Terre Blanche, France	115	—		—
Four Seasons Resort Whistler, British Columbia, Canada[7,9]	240	C$30	[5]	C$28
Four Seasons Private Residences Whistler, British Columbia, Canada[7,8]	35	—		—
Beyond 2005
Four Seasons Hotel Alexandria, Egypt[3]	120	—		—
Four Seasons Hotel Baltimore, United States[3]	200	US$5		US$5
Four Seasons Hotel Beirut, Lebanon	230	US$5		US$5
Four Seasons Resort Bora Bora, French Polynesia	100	US$6.5	[4]	US$6.5
Four Seasons Hotel Florence, Italy	115	€10	[4]	€10
Four Seasons Hotel Kuwait City, Kuwait	225	—		—
Four Seasons Hotel Mumbai, India	200	—		—
Four Seasons Resort Puerto Rico, Puerto Rico[3]	250	US$10		US$10
Four Seasons Residence Club Punta Mita, Mexico[10]	35	US$36.8		US$35.8

1	Information concerning hotels, resorts and Residence Clubs or other residential branded components under construction or under development is based upon agreements and letters of intent and may change prior to the completion of the project. We have estimated the dates of scheduled openings based upon information provided by the various developers. There can be no assurance that the dates of scheduled openings will be achieved, that estimated capital commitments will not change or that these projects will be completed. In particular, where a property is scheduled to open near the end of a year there is a greater possibility that the year of opening could be changed.

2	We have made an investment in Orlando, which we expect to include a Four Seasons Residence Club and/or a Four Seasons branded residential component. The financing for this project has not yet been completed and therefore a scheduled opening date cannot be established at this time. We have also made an investment in Sedona at Seven Canyons in Arizona in connection with a potential Residence Club. The developer is working on a plan to finalize that project, however, there is no certainty that it will come to fruition as a Four Seasons property.

3	We expect this project to include a Four Seasons Residence Club and/or a Four Seasons branded residential component.

4	All or a portion of the capital commitment is to be provided by way of an operating deficit loan that may or may not be required to be funded. In the case of Four Seasons Hotel Doha, Four Seasons Hotel Florence and Four Seasons Resort Bora Bora, we do not expect the operating deficit loans that we are to provide to exceed US$4 million, €10 million and US$4 million, respectively, if they are funded.

5	In the case of Four Seasons Hotel Hampshire and Four Seasons Resort Whistler, we have letters of credit securing a portion of the capital commitment expected to be funded.

6	This capital commitment relates to our purchase of an equity interest in Four Seasons Hotel Istanbul at the Bosphorus as well as Four Seasons Hotel Istanbul.

7	This project is a condominium hotel that will be subject to a mandatory rental pool that we will manage and operate.

8	Four Seasons Private Residences Whistler are under development adjacent to Four Seasons Resort Whistler.

9	We anticipate that we will reduce our equity interest through a sale to a third party.

10	Four Seasons Residence Club Punta Mita remains under development adjacent to Four Seasons Resort Punta Mita.

Three-Year Review

(In millions of dollars except per share amounts)	2003[1]	2002[2]	2001[3]
Statements of Operations Data:
Consolidated revenues [4]	$268.4	$284.7	$303.1
Management operations:
Revenues	$149.8	$147.9	$160.7
Management earnings before other operating items	79.5	82.0	95.3
Ownership operations:
Revenues	123.2	141.3	147.5
Distribution from hotel investments	0.2	1.3	1.5
Ownership earnings (loss) before other operating items	(30.1)	(19.6)	(10.2)
Earnings before other operating items	49.5	62.4	85.0
Depreciation and amortization	(15.0)	(14.8)	(16.2)
Other income (expense), net [5]	(25.8)	(22.9)	30.7
Earnings from operations [6]	8.7	24.7	99.5
Interest income, net	3.4	3.2	6.7
Earnings before income taxes [7]	12.0	27.9	106.2
Income tax expense	(6.6)	(6.7)	(19.7)
Net earnings	$5.4	$21.2	$86.5
Earnings per share:
Basic	$0.15	$0.61	$2.48
Diluted	$0.15	$0.59	$2.27
Weighted average number of shares (millions):
Limited Voting Shares	31.1	31.1	30.9
Variable Multiple Voting Shares	3.9	4.0	4.0
Cash Flow Data:
Cash provided by operations	$66.0	$41.8	$75.5
Cash provided by (used in) financing	3.9	(13.3)	(103.7)
Cash provided by (used in) capital investments	(40.1)	(74.3)	19.0
Balance Sheet Data:
Cash and cash equivalents	$170.7	$165.0	$210.4
Total assets	946.7	991.4	980.4
Long-term obligations	120.1	129.1	119.4
Shareholders’ equity	765.5	801.2	810.1
Other Data:
Total revenues of all managed hotels and resorts [8]	$2,600.4	$2,845.4	$2,805.9
Management operating margin [9]	53.1%	55.4%	59.3%
Management earnings before other operating items as a percentage of earnings before other operating items	160.8%	131.4%	112.0%
EBITDA [10]	$49.5	$62.4	$85.0
Market price per share at year-end	$66.33	$44.40	$74.68
Cash dividends declared per share:
Limited Voting Shares	$0.11	$0.11	$0.11
Variable Multiple Voting Shares	$0.055	$0.055	$0.055

(In millions of dollars except per share amounts)	2003[1]	2002[2]	2001[3]
Shares outstanding (millions):
Limited Voting Shares	31.4	30.9	31.0
Variable Multiple Voting Shares	3.8	4.0	4.0
Market capitalization at year-end	$2,337.6	$1,548.5	$2,612.9
Employees [11]	28,640	27,720	25,850

1	In December 2003, the CICA amended Section 3870 of its Handbook to require entities to account for employee stock options using the fair value-based method, beginning January 1, 2004. In accordance with one of the transitional alternatives permitted under amended Section 3870, we have prospectively adopted the fair value-based method to all employee stock options granted on or after January 1, 2003. Accordingly, options granted prior to that date continue to be accounted for using the settlement method, and results for the year ended December 31, 2001 and 2002 have not been restated. The prospective application of adopting the fair value-based method effective January 1, 2003 resulted in a decrease in net earnings of $0.9 million and a decrease in basic and diluted earnings per share of $0.03 and $0.02, respectively, for the year ended December 31, 2003.

2	Effective January 1, 2002, we adopted the new accounting standard for goodwill and other intangible assets as established by the CICA. In accordance with the new standard, the reported results for previous years have not been restated.

3	In 2001, we sold our 25% interest in The Regent Hong Kong for a gain of $24 million and ceased managing that property. We also disposed of our interest in Four Seasons Hotel Prague for a gain of $6.4 million. Since 2001, we have added nine Four Seasons managed properties to our portfolio.

4	Consolidated revenues are comprised of revenues from management operations, revenues from ownership operations and distributions from hotel investments, less fees from ownership operations to management operations.

5	Other income (expense), net is comprised of foreign exchange gain (loss), gain (loss) on sale of investments, recovery of (provision for) loss, legal and enforcement costs, decline in the cash surrender value of life insurance policies, loss on redemption of debt and restructuring charges.

6	Earnings from operations represent earnings before other operating items less (i) depreciation and amortization plus (ii) other income less (iii) other expense.

7	Earnings before income taxes represent earnings from operations plus (i) interest income less (ii) interest expense.

8	Total revenues of all managed hotels and resorts consist of rooms, food and beverage, telephone and other revenues of all the hotels and resorts that we manage.

9	Management operating margin is equal to management earnings before other operating items divided by management revenues.

10	EBITDA is equal to net earnings plus (i) income tax expense plus (ii) interest expense less (iii) interest income plus (iv) other expense less (v) other income plus (vi) depreciation and amortization. EBITDA is the same as earnings before other operating items. EBITDA is not intended to represent cash flow from operations, as defined by Canadian generally accepted accounting principles, and EBITDA should not be considered as an alternative to net earnings, cash flow from operations or any other measure of performance prescribed by GAAP. Our EBITDA may also not be comparable to EBITDA used by other companies, which may be calculated differently. EBITDA is included because we believe it can be useful in measuring our ability to service debt, fund capital expenditures and expand our business.

11	We directly employ, and are financially responsible for, approximately 440 people at our various corporate offices, worldwide sales offices and central reservations offices. In addition, there are approximately 28,200 employees located at the 61 hotels and resorts and three Residence Clubs that we manage. All costs relating to these property-based employees, including wages, salaries and health and insurance benefits, are the responsibility of the property owners and are generally paid out of the operating cash flow of the property.

Operating Risks

     Our business is subject to many risks and uncertainties, including those discussed below.

Geopolitical, Economic and Lodging Industry Conditions

     We focus exclusively on the luxury segment of the lodging industry, which is subject to operating risks inherent in the industry. These risks include, among other things:

•	changes in general, local and industry-specific economic and financial conditions, such as the airline industry,

•	periodic overbuilding in the industry or a specific market,

•	varying levels of demand for rooms and related services (including food and beverage and function space),

•	competition from other properties,

•	changes in travel patterns,

•	the recurring need for renovation, refurbishment and improvement of hotel and resort properties,

•	changes in wages, benefits, prices, construction and maintenance, insurance and operating costs that may result from inflation or otherwise;

•	government regulations,

•	changes in taxes and interest rates,

•	currency fluctuations,

•	the availability and cost of financing for operating or capital requirements,

•	natural disasters,

•	extreme weather conditions,

•	labour disputes,

•	contagious illness outbreaks (such as SARS), and

•	war, civil unrest, terrorism, international conflict and political instability, and their resulting effects on travel.

     We operate and own luxury hotels and resorts and Residence Clubs and other branded residential projects in many areas of the world and our revenues are dependent upon the results of the individual properties. The conditions listed above can have, and have from time to time had, a significant adverse impact upon individual properties or particular regions. A period of economic recession or downturn in any of the world’s primary outbound travel markets could materially and adversely affect, and have from time to time materially and adversely affected, our business, results of operations and financial condition, including fee revenue and ownership earnings. An economic downturn generally affects ownership results to a significantly greater degree than management results due to the high fixed costs associated with hotel ownership.

Competition

     The luxury segment of the hotel and resort industry is subject to intense competition, both for guests and for the acquisition of new management agreements. Competition for guests arises primarily from other luxury hotel chains, individual luxury hotels and resorts and a limited number of luxury properties operated by larger hotel chains. That competition is primarily based on, among other things, brand name recognition, location, room rates and quality of service and accommodations. Demographic, geographic and other changes in specific market conditions could materially and adversely affect the convenience or desirability of the locales in which hotels and resorts that we manage are located.

     We compete for management opportunities with other hotel operators. We believe that our ability to obtain management agreements is based primarily on the value and quality of our management services, brand name recognition and the economic advantages to the hotel owner of retaining our management services and using our brand name. We also believe that an owner’s assessment of the economic advantages of retaining our management services and using our brand name is, in part, a function of the success of the hotels and resorts currently under management by us. Competitive factors also include relationships with hotel owners and investors, marketing support, reservation system capacity and the ability to make investments that may be necessary to obtain management agreements. Our failure to compete successfully for expansion opportunities or to attract and maintain relationships with current hotel owners could materially and adversely affect our business, results of operations and financial condition.

Dependence on Management Agreements

     Management agreements expire and are renegotiated in the ordinary course, and may in certain circumstances be subject to termination upon the occurrence of specified events. Failure to obtain new management agreements or maintain existing management agreements could materially and adversely affect our business, results of operations and financial condition. We manage hotels and resorts for various owners subject to the terms of each property’s management agreements. Those agreements generally can be terminated by the non-defaulting party upon default in payment or unremedied failure to comply with the terms of the agreements unless, in most cases, such default or unremedied failure was caused by typical force majeure events. Most of the management agreements are subject to performance tests that, if not met, could allow the agreements to be terminated by the owner prior to the expiration of their respective terms. The failure to maintain the standards specified in the agreement or to meet the other terms and conditions of an agreement could result in the loss or cancellation of a management agreement. Typically, but not in all cases, we have certain rights to cure a default to avoid termination. Substantially all of the management agreements include typical force majeure events, which, if they were to occur would prevent the termination of the management agreements. Some management agreements also can be terminated subject to a payment to us if the property is sold by the owner to a new owner who does not wish to retain the existing agreement.

     In the event of bankruptcy involving a property and foreclosure, a management agreement may be terminated in most jurisdictions, unless the lender has executed a non-disturbance agreement that is enforceable under applicable bankruptcy laws. We generally have non-disturbance agreements with the lenders to owners of hotels and resorts that we manage. Where no non-disturbance agreement is in place or where it is not enforceable under applicable bankruptcy laws, the risk of loss of a management agreement increases where debt that cannot be serviced adequately is incurred by the owner at the property level. In some jurisdictions, particularly in the United States, management agreements have been construed by courts to create an agency relationship that is terminable by the owner, notwithstanding any provision of the agreement that purports to make the agreement not terminable under such circumstances. In such circumstances, we would generally have an unsecured claim for breach of contract against the owner of the hotel or its trustee in bankruptcy.

     Management agreements for hotels and resorts we manage currently have remaining terms (including extension periods at our election) averaging approximately 52 years. Renewal of management agreements at the end of their term is the subject of negotiation between us and the relevant owners.

There can be no assurance that any particular management agreement or agreements will be renewed or with respect to the terms and conditions of any renewal.

Dependence on Property Owners

     As a result of our strategic decision to focus on management as opposed to ownership of hotel and resort properties, our growth opportunities are dependent in part on our ability to establish and maintain satisfactory relationships and enhance those relationships with existing and new property owners. Those growth opportunities are also dependent on access to capital by these investors. In 2003, no owner had interests in any combination of hotels, resorts and Residence Club properties managed by Four Seasons that represented in excess of 10% of our total consolidated revenues. A failure by us to maintain satisfactory relationships with any owner or owners of a significant number of properties could have a material adverse effect on our business, results of operations and financial condition.

Risk Associated with Expansion, Growth and New Construction

     An element of our business strategy is to increase the number of hotels and resorts under management. That expansion is dependent upon a number of factors, including the identification of appropriate management opportunities, competing successfully for the management agreements relating to those opportunities, availability of financing for new developments and timely completion of construction of new hotels and resorts (or the refurbishment of existing properties) that are, or are to be, managed by us.

     From time to time, the hotel industry has experienced periods during which financial institutions generally have been reluctant to provide financing for the construction of real estate properties, including hotels and resorts. However, there can be no assurance that we will be able to obtain financing for projects or that the terms on which such financing can be obtained will be acceptable to us. The inability to obtain financing for a project could cause cancellation of, or short-term interruption in, the progress or completion of properties under construction or development.

     Additionally, any construction project entails significant construction risks that could delay or result in a substantial increase in the cost of construction. The opening of newly constructed properties, in particular, is contingent upon, among other things, receipt of all required licences, permits and authorizations, including local land use permits, building and zoning permits, health and safety permits and liquor licences. Changes or concessions required by regulatory authorities could also involve significant additional costs and delays or prevent completion of construction or opening of a project. As a result of the global nature of our business, these regulatory matters arise in a number of jurisdictions, many of which have distinctive regulatory regimes.

Investments in and Advances to Managed and Owned Properties

     We have made investments in, and/or advances in respect of or to owners of, several of the hotels and resorts that we manage, to enable us to acquire the management agreements for those properties or to enhance the terms of those agreements. Currently, we hold an ownership or leasehold interest in, or have made advances in respect of, 27 of the 61 hotels and resorts that we manage, including a 100% leasehold interest in each of Four Seasons Hotel Vancouver, The Pierre in New York and Four Seasons Hotel Berlin. We also have made, or expect to make in the near term, investments in, or advances in respect of or to owners of, 17 of the 26 properties under construction or development. In addition, we have an investment in three Four Seasons Residence Club properties, including an approximately 71% freehold interest in Four Seasons Residence Club Scottsdale at Troon North. The book value of total investments and advances as at December 31, 2003 was approximately $531 million.

     In addition to the risks associated with operation of a hotel, we are subject to risks generally related to owning and leasing real estate in connection with these properties. These risks include, among others, adverse changes in general or local economic conditions, local real estate market conditions, property and income taxes, interest rates, the availability, cost and terms of financing, the financial stability of the property owner, liability for long-term lease obligations, the availability and costs of insurance coverage, the potential for uninsured casualty and other losses, the impact of present or future legislation or regulation (including those relating to the environment), adverse changes in zoning laws and other regulations, civil unrest, terrorism, war and political instability. In addition, these investments in real estate are relatively illiquid and our ability to dispose of our ownership interests, particularly our leasehold interests, in response to changes in economic or other conditions may be limited. Further, advances to owners of properties are typically subordinated and, in any event, may be subject to loss in the event of insolvency of the owner to which an advance was made. Any of these factors could result in material operating losses by us or a particular hotel or resort and possibly the whole or partial loss of our equity investment in the property or the inability to collect advances outstanding. Holding an interest in a hotel also introduces risks associated with funding of capital expenditures and incurring our proportionate share of any operating losses. Where cash and working capital reserves provided by hotel operations are insufficient, debt service, major repairs, renovations, refurbishments, alterations or other capital expenditures generally must be funded by the owners of the hotels and resorts, including us in some cases.

Debt Rating Risks

     Our corporate rating is currently investment grade (BBB–) as rated by both Standard and Poor’s and Dominion Bank Rating Services. Our senior unsecured debt is currently rated by three debt rating agencies (Standard and Poor’s: BBB–; Moody’s: Bal; Dominion Bond Rating Services: BBB–(low)). As a result of current global economic and political events, it is possible that the rating agencies may downgrade the rating and/or outlook for many of the lodging companies, which would result in an increase in our borrowing costs. In addition, pricing of any amounts drawn under our bank credit facilities (which are undrawn but under which US$28.1 million of letters of credit were issued at December 31, 2003) includes a spread to LIBOR ranging between 0.3% and 1%, depending upon the ratings from all three agencies and certain financial ratios.

Government Regulation

     We are subject to laws, ordinances and regulations relating to, among other things, taxes, environmental matters, the preparation and sale of food and beverages, accessibility for disabled persons and general building and zoning requirements in the various jurisdictions in which we manage hotels and resorts. Owners and managers of hotels and resorts also may be subject to laws governing the relationship with employees, including minimum wage requirements, overtime, working conditions and work permit requirements. Compliance with these laws can affect the revenues and profits of hotels and resorts managed by us or could materially and adversely affect our business, results of operations and financial condition.

     Four Seasons, as the current or previous owner or operator of certain hotels, could be liable for investigation and clean-up of contamination and other corrective or remedial action under various laws, ordinances and regulations relating to environmental matters. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the condition requiring environmental response and whether the party is currently or formerly the owner or manager of the property. The presence of contamination from hazardous or toxic substances, or the failure to properly remediate a contaminated property, may affect the ability to use the property for its intended purpose, to sell or rent the property, or to borrow using the property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the cost of removal or remediation of substances at the disposal or treatment facility. In connection with the operation and ownership of various properties, we could be held liable for the cost of remedial action with respect to environmental matters. We are not aware of any potential material environmental liabilities for which we will be responsible with respect to any of the properties which we currently manage or previously had managed.

     Pursuant to the management agreements to which we are a party, the owner is responsible for the costs and expenses of the employees at each hotel and for all costs, expenses and liabilities incurred in connection with the operation of the hotel, including compliance with government regulations. However, as the manager, we may be contingently liable for certain liabilities in respect of which we do not maintain insurance, including certain workers’ compensation claims, environmental liabilities and, in respect to hotels in the United States, claims arising under the Americans with Disabilities Act.

     We generally obtain indemnities from the owners of the hotels that we manage in respect of these liabilities. The value of those indemnities is dependent upon, among other things, the financial condition of the owners who have provided them.

Political Risk

     We currently manage and/or have an equity interest in hotels and resorts in 29 countries and currently have development plans to open hotels and resorts in ten additional countries around the world. In certain of these countries, from time to time, the related assets and revenues may be exposed to political and other risks associated with foreign investment. In some jurisdictions, at certain times, there may be a risk that we may have difficulty enforcing our contractual rights relating to our assets including our non-disturbance agreements and any security relating to our loan receivables if due process of law is not respected.

Insurance

     All hotels and resorts managed by us are required to be insured against property damage, business interruption and liability at the expense of the owner of the property. Under these policies we are also typically insured against loss of fee income in the event of a temporary business interruption at any of the hotels and resorts that we manage. In addition, we obtain indemnities from the owners of the hotels and resorts that we manage in respect to damages caused by acts, omissions and liabilities of the employees of the property or of Four Seasons, other than damages resulting from certain actions of Four Seasons and certain senior management personnel. If we were held liable for amounts exceeding the limits of our insurance coverage or for claims outside the scope of that coverage or if the indemnities were insufficient for any reason, including as a result of the owner’s or indemnitor’s financial condition, our business, results of operations and financial condition could be materially and adversely affected.

     Events of September 11, 2001 severely affected an already tightening insurance market. Premiums have increased and underwriters are imposing increasingly restrictive terms and conditions. All lines of coverage generally have been affected; however, commercial properties generally continue to be the most difficult to insure. Exposures for terrorism, cyber perils and toxic mould are now common exclusions.

Legal Proceedings

     In the ordinary course of our business, we are named as a defendant in legal proceedings resulting from incidents taking place at properties we own or manage. We maintain comprehensive liability insurance and also require owners to maintain adequate insurance coverage. We believe such coverage to be of a nature and amount sufficient to ensure that we are adequately protected from suffering material financial loss as a result of such claims.

Currency Exposure

     We have entered into management agreements with respect to hotels throughout the world and record sales and liabilities in the local currencies for many of these hotels. We report our results in Canadian dollars. However, our relevant currency risk is in US dollars, as more than half of our revenues and assets currently are US dollar denominated. As a result, our results and financial positions are affected by foreign exchange rate fluctuations and, most significantly, changes in the value of the US dollar through both translation risk (which is the risk that financial statements for a particular period or as of a certain date depend on the prevailing exchange rate of the various currencies against the US dollar) and transaction risk (which is the risk that the currency of costs and liabilities fluctuates in relation to the currency of revenues and assets, which may materially and adversely affect our business, results of operations and financial condition). With respect to the translation risk, the fluctuations of currencies against the Canadian dollar can be substantial, and our reported results could fluctuate materially and have fluctuated materially as a result of foreign exchange fluctuations.

     We endeavour to match foreign currency revenues and costs, and assets and liabilities, to provide a natural hedge against translation and transaction risks, although there can be no assurance that these measures will be effective in the management of those risks. We also endeavour to manage our currency exposure through, among other things, the use of foreign exchange forward contracts. In addition, certain currencies are subject to exchange controls or are not freely tradeable and as a result are relatively illiquid. We attempt to minimize our foreign currency risk by monitoring our cash position, keeping fee receivables current, monitoring the political and economic climate and considering whether to insure convertibility risk in each country in which we manage a property. In certain hotels, the foreign currency risks are further mitigated by pricing room rates in US dollars. However, no assurances can be given as to whether our strategies relating to currency exposure will be successful or that foreign exchange fluctuations will not materially adversely affect our business, results of operations and financial condition.

Seasonality

     Our hotels and resorts are affected by normally recurring seasonal patterns and, for most of the properties, demand is lower in December through March than during the remainder of the year.

     Management operations are seasonal in nature, as fee revenues are affected by the seasonality of hotel and resort revenues and operating results. Urban hotels generally experience lower revenues and operating results in the first quarter, which has a negative impact on management revenues. However, this negative impact on management revenues generally is offset, to some degree, by increased travel to resorts in that quarter and may be offset to a greater extent as the portfolio of resort properties that we manage increases. In 2002, this normal seasonality was also affected by the delayed recovery in the global economy, and ongoing geopolitical concerns, which have continued to negatively affect business travel on a global basis. In addition, specific local events can cause, and from time to time have caused, unanticipated disruptions to the operations of certain of our properties.

     Our ownership operations are particularly affected by seasonal fluctuations, with lower revenue, operating profit and cash flow in the first quarter; ownership positions typically incur an operating loss in the first quarter of each year. Typically, the fourth quarter is the strongest quarter for the majority of the hotels, although this was not true in 2001, as a result of the terrorist attacks in the United States, nor in 2002, as a result of the difficult economic environment and continued geopolitical instability.

Intellectual Property

     In the highly competitive service industry in which we operate, we have a significant number of trade names, trademarks, service marks and logos, and significant time and effort are spent each year on surveillance, registration and protection of trade names, trademarks, service marks and logos. The loss or infringement of any of our trade names, trademarks, service marks and logos could have a material and adverse effect on our business, results of operations and financial condition.

Risks Associated with Residence Club Business

     We currently operate three Residence Clubs. We are expanding our presence in the luxury segment of the interval and fractional ownership industry, with a number of other projects under development. Our ability to successfully develop and sell interests in Residence Clubs that are built, and the various fees earned by us from each Residence Club project, could be materially and adversely affected by one or any combination of the factors described in this “Operating Risks” section. Additionally, the laws of many jurisdictions in which we may sell interests in our Residence Clubs grant purchasers the right to rescind the purchase contract at any time within a statutory rescission period. Although we believe that we are in compliance in all material respects with applicable laws and regulations to which Residence Club marketing, sales and operations currently are subject, changes in these requirements or a determination by a regulatory authority that we are not in compliance could materially and adversely affect our business, results of operations and financial condition. Additionally, if a purchaser of an ownership interest in a Residence Club defaults, we may not recover the marketing, selling and general administrative costs related to that sale.

Dependence on Key Employees

     Our success depends in part on our senior executives, who have an average of 22 years of experience with us. In particular, our senior management is responsible for the development and/or maintenance of ongoing relationships with new and existing investors in the properties that are managed by us. The unanticipated departure of individuals responsible for those relationships could have a material and adverse effect on, among other things, relationships affecting properties that are, or that may be, managed by us.

Critical Accounting Policies

     The significant accounting policies used by us in preparing our consolidated financial statements are described in note 1 to out consolidated financial statements and should be read to ensure a proper understanding and evaluation of the estimates and judgments made by management in preparing those financial statements. Our consolidated financial statements are prepared in accordance with Canadian GAAP. We also prepare a reconciliation to United States generally accepted accounting principles, which is included as note 15 to the consolidated financial statements.

     Inherent in the application of some of those policies is the judgment by management as to which of the various methods allowed under Canadian GAAP is the most appropriate to apply in our case. As well, management must make appropriate estimates at the time the financial statements are prepared.

     Although all of the policies identified in note 1 to the consolidated financial statements are important in understanding the consolidated financial statements, the policies discussed below are considered by management to be central to understanding the financial statements because of the higher level of measurement uncertainties involved in their application.

     Investments in other hotel partnerships and corporations (note 1(f) to the consolidated financial statements) are cost accounted when, among other things, we own less than a 20% interest in the project, we have no significant influence or the investment was acquired prior to May 1, 2003 with the intention that it be disposed of in the foreseeable future. See “Four Seasons Portfolio — Description of Hotels, Resorts and Residence Clubs” for our pro-rata share of these ownership interests.

     Deferred charges are costs incurred during the negotiation, structuring and execution of new contracts relating to projects that, in management’s judgment, have a high probability of opening, which are deferred and capitalized on the balance sheet, as allowed under Canadian GAAP, and are expensed/amortized when the property is opened (note 1(h) to the consolidated financial statements).

     Use of estimates are required by management relating to the recoverability of our investments in (i) long-term receivables, (ii) hotel partnerships and corporations, (iii) management contracts, and (iv) trademarks and trade names (note 1(c) to the consolidated financial statements). Management must estimate and make assumptions about future hotel profitability, considering the risks and uncertainties of many external factors. Actual future operating results of the investments could vary materially, and accordingly the estimated recoverable amounts could change by material amounts, impacting the carrying value of these investments.

     Revenue recognition: incentive fees are accrued as earned based on the profitability of the managed property, subject to the terms of each individual management contract. We accrue incentive fees in interim consolidated financial statements based upon the amount that would be due under the incentive fee formula as if the relevant management agreement was terminated at the relevant reporting date. Generally, on termination, our management contracts entitle us to receive incentive fees earned up to the date of termination. However, conditions in the general and local hospitality industry, competition from other hotels, changes in travel patterns, and other factors can affect the property’s profitability in a subsequent interim period, reducing or eliminating the incentive fee accrued in a previous interim period.

     Income taxes are determined in accordance with Section 3465 “Income Taxes”. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and future tax liabilities and assets for the future tax consequences of events that have been recognized in our financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in our financial statements or tax returns.

Impact on 2003 of Recently Issued Canadian Accounting Standards

     In 2002, as permitted by the CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments”, we opted to apply the settlement method of accounting to employee stock options. Under the settlement method, no compensation expense is recorded on the grant of stock options to employees to purchase Limited Voting Shares, and consideration paid by employees on the exercise of stock options or the purchase of shares is recorded as capital stock.

     In December 2003, the CICA amended Section 3870 to require entities to account for employee stock options using the fair value-based method, beginning January 1, 2004. Under the fair value-based method, compensation cost of a stock option is measured at fair value at the date of grant and is expensed over the stock option’s vesting period, with a corresponding increase to contributed surplus. When these stock options are exercised, the proceeds, together with the amount recorded in contributed surplus, are recorded in capital stock.

     In accordance with one of the transitional alternatives permitted under amended Section 3870, we have prospectively adopted the fair value-based method to all employee stock options granted on or after January 1, 2003. Accordingly, options granted prior to that date continue to be accounted for using the settlement method, and results for the year ended December 31, 2002 have not been restated. The prospective application of adopting the fair value-based method effective January 1, 2003 resulted in a decrease in net earnings of $893,000 and a decrease in basic and diluted earnings per share of $0.03 and $0.02, respectively, for the year ended December 31, 2003. Based on the options currently granted, along with additional options that currently can be granted in 2004, we expect the stock option compensation expense to increase to a range of $2.5 million to $3.5 million.

     The fair value of stock options granted has been estimated using a Black-Scholes option pricing model with the following assumptions: risk-free interest rates in 2003 ranging from 4.44% to 5.02% (2002 î 4.01% to 5.20%); semi-annual dividend per Limited Voting Share in 2003 and 2002 of $0.055; volatility factor of the expected market price of our Limited Voting Shares in 2003 of 32% (2002 î 47% to 50%); and expected lives of the options in 2003 and 2002 ranging between four and seven years, depending on the level of the employee who was granted stock options. For the options granted in 2003 and 2002, the weighted average fair value of the options at the grant dates were $18.46 and $33.76, respectively. For purposes of stock option expense and pro forma disclosures, the estimated fair value of the options is amortized to compensation expense over the options’ vesting period.

     Section 3870 requires pro forma disclosure of the effect of the application of the fair value-based method to employee stock options granted on or after January 1, 2002 and not accounted for using the fair value-based method. For the years ended December 31, 2002 and 2003, if we had applied the fair value-based method to options granted from January 1, 2002 to December 31, 2002, our net earnings and basic and diluted earnings per share would have been reduced to the pro forma amounts indicated below:

In millions of dollars (except per share amounts)	2003	2002
Stock option expense included in compensation expense	$0.9	$—

Net earnings, as reported	$5.4	$21.2
Additional expense that would have been recorded if all outstanding stock options granted during 2002 had been expensed	$3.5	$1.8

Pro forma net earnings	$1.9	$19.4

Earnings per share:
Basic, as reported	$0.15	$0.61
Basic, pro forma	0.06	0.55
Diluted, as reported	0.15	0.59
Diluted, pro forma	0.05	0.54

Recent Canadian Accounting Standards Issued but Not Yet Adopted

Impairment of Long-Lived Assets

     In December 2002, the CICA issued Section 3063, “Impairment of Long-Lived Assets.” This new section establishes standards for the recognition, measurement and disclosure of the impairment of long-lived assets, and replaces the write-down provisions of Section 3061, “Property, Plant and Equipment.” In accordance with Section 3063, long-lived assets, such as property, plant and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

     Section 3063 is effective for fiscal years beginning on or after April 1, 2003. Application is prospective with earlier adoption encouraged. We do not expect that the implementation of Section 3063 will have a material impact on our 2004 consolidated financial statements.

Hedging Relationships

     In December 2001, the CICA issued an accounting guideline relating to hedging relationships. The guideline establishes requirements for the identification, documentation, designation and effectiveness of hedging relationships, and is effective for fiscal years beginning on or after July 1, 2003. Based on existing derivatives (which all mature by December 31, 2004), we do not expect that the implementation of this guideline will have a material impact on net earnings in our December 31, 2004 consolidated financial statements. The implementation of this guideline, however, could have a material impact on our quarterly net earnings in 2004, depending on the magnitude of foreign currency movements during the year, which cannot be estimated at this time.

Consolidation of Variable Interest Entities

     In June 2003, the CICA issued Accounting Guideline No. 15, “Consolidation of Variable Interest Entities” (“AcG-15”). AcG-15 establishes criteria to identify variable interest entities (“VIE”) and the primary beneficiary of such entities. Entities that qualify as VIEs must be consolidated by their primary beneficiary. All other holders of significant variable interests in a VIE must disclose the nature, purpose, size and activity of the VIE as well as their maximum exposure to losses as a result of involvement with a VIE. AcG-15 will be effective for our fiscal periods beginning after December 31, 2004. Based on the current interpretations and the analysis completed to date, we do not believe that we will be required to consolidate any interest under AcG-15.

Temporary Controlled Subsidiaries

     In December 2002, in conjunction with the issuance of Section 3475, “Disposal of Long-Lived Assets and Discontinued Operations,” the CICA eliminated the exception from consolidation for a temporary controlled subsidiary. This change is effective for fiscal years beginning on or after October 1, 2004, irrespective of when those investments occurred. The elimination of this exception could have a material impact on our 2005 consolidated financial statements if we have not sold an appropriate portion of our equity interest in Four Seasons Residence Club Scottsdale at Troon North.

Accounting for Asset Retirement Obligations

     In March 2003, the CICA issued Section 3110, “Accounting for Asset Retirement Obligations”. Section 3110 requires companies to record the fair value of an asset retirement obligation as a liability in the year in which they incur a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. Companies are also required to record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. We are not required to adopt the section until January 1, 2004, and do not expect that the implementation of Section 3110 will have a material impact on our 2004 consolidated financial statements.

Revenue Recognition

     In December 2003, the Emerging Issues Committee (“EIC”) of the CICA issued Abstract EIC-141, “Revenue Recognition”, which provides revenue recognition guidance. The guidance in EIC-141 may be applied prospectively, and should be applied to our revenue transactions recognized in 2004. We do not expect that the application of this Abstract will have a material impact on our 2004 consolidated financial statements. Also in December 2003, the EIC issued Abstract EIC-142, “Revenue Arrangements with Multiple Deliverables”, which addresses accounting for arrangements where an enterprise will perform multiple revenue generating activities. EIC-142 will be effective for our revenue arrangements with multiple deliverables entered into in 2004.

Canadian Generally Accepted Accounting Principles

     In July 2003, the CICA issued Section 1100, “Generally Accepted Accounting Principles”, which explains more clearly what constitutes GAAP and the sources of GAAP. The new standard is effective in 2004. We are continuing to evaluate the impact of Section 1100 on our 2004 consolidated financial statements, including the expected impact on us as discussed under “Operational and Financial Review and Analysis — Overview — Management Operations”.

Additional Information

     Additional information about us (including our most recent Annual Information Form) is available on SEDAR at www.sedar.com.